02024679

PE
4-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

ICOS VISION SYSTEMS CORPORATION N.V.
(Translation of Registrant's Name Into English)

Researchpark Haasrode, Zone 1
Esperantolaan 9, 3001 Heverlee, Belgium
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Exhibit 1	Proxy Materials relating to the ICOS Vision Systems Corporation N.V. Annual and Extraordinary Meetings to be held on May 14, 2002.
Exhibit 2	Annual Report to Shareholders for 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.
(Registrant)

Date: April 4, 2002

By: /s/ Antoon DeProft
Name: Antoon DeProft
Title: President and Chief Executive Officer

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EXHIBIT 1

ICOS Vision Systems Corporation NV
Researchpark Haasrode - Zone 1
Esperantolaan, 9 3001 Heverlee
H.R. Leuven Nr. 80.817

NOTICE IN CONNECTION WITH THE ANNUAL MEETING OF STOCKHOLDERS OF ICOS VISION SYSTEMS CORPORATION NV TO BE HELD ON MAY 14, 2002

You are hereby invited to the Annual Meeting of Stockholders (the "Annual Meeting") of ICOS Vision Systems Corporation NV (the "Company") that will be held on May 14, 2002 at 11:00 a.m. local time at the Company's offices at 3001 Heverlee, Esperantolaan 9, Heverlee, Belgium, for the following purposes:

* Notification to the stockholders of the enclosed unconsolidated annual accounts of the Company, closed on December 31, 2001, the Board of Directors' annual report and the statutory auditor's report with respect to the unconsolidated annual accounts of the Company, pursuant to Article 554 of the Belgian Company Code.

** Notification to the stockholders of the consolidated annual accounts of the Company, closed on December 31, 2001 and the statutory auditor's report with respect to the consolidated annual accounts of the Company.

1. To consider and act upon a proposal to approve the unconsolidated annual accounts of the Company, closed on December 31, 2001, including the allocation of results as set forth therein. These annual accounts are prepared according to Belgian GAAP. They cover only the Company and as such differ significantly from the consolidated annual accounts of the group of companies, prepared according to US GAAP and presented in the 2001 Financial Statements, which also are enclosed for information.

2. To consider and act upon a proposal to grant discharge under Belgian law to all directors of the Company for the execution of their mandate for the fiscal year ended December 31, 2001 in accordance with Belgian law.

3. To consider and act upon a proposal to grant discharge under Belgian law to Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., the statutory auditor, for the execution of its mandate for the fiscal year ended December 31, 2001.

4. To consider and act upon a proposal to approve the reappointment of the following Directors for a term ending immediately after the annual meeting of 2008: Messrs. Joseph Verjans, August Smeyers, André Oosterlinck and Fred Chaffart and Exeter International NV, represented by Mr. Paul De Vrée.

5. To consider and act upon a proposal to approve the appointment of Mr. Antoon De Proft as a new Director for a term ending immediately after the annual meeting of 2008.

6. To consider and act upon a proposal to approve the reappointment of Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., represented by Mr. Jos Briers as statutory auditor for a term ending immediately after the annual meeting of 2005.

This notice is being sent to each stockholder of record recorded on the Company's stockholder register on March 18, 2002. The Company notes that this notice may be sent by a stockholder (through financial intermediaries) to investors holding a securities account with financial intermediaries and for whom the stockholder is holding (part or all of) its shares; such investors may, if they receive a proxy from the stockholder concerned, also grant the proxy mentioned below.

The purpose of the accompanying proxy materials is to solicit these persons to grant a revocable proxy to Messrs. Antoon De Proft, Chief Executive Officer of the Company, and Dominique Vercammen, Finance Manager, for the purpose of representing them at the Annual Meeting and exercising the voting rights attaching to their shares or to the shares of record for which they have received a proxy themselves (with power of substitution).

Please note that in accordance with Belgian Company Law, only holders of record of the Common Stock, as recorded on the Company's stockholders' register on the third business day before the date of the Annual Meeting (i.e. May 8, 2002) will be entitled to attend and vote in person at the Annual Meeting.

Proxies that are granted by persons that on March 18, 2002 are recorded on the Company's stockholder register but cease to be a stockholder by the third business day preceding the date of the Annual Meeting, shall be deemed to be null and void.

By Order of the Board of Directors

Joseph Verjans,
Chairman of the Board of Directors

Heverlee, Belgium
April 4, 2002

You are requested to sign, date and promptly return the accompanying form of Proxy, so that if you are unable to attend the Annual Meeting the shares for which you hold voting rights may nevertheless be voted. However, the Proxy is revocable as described in the proxy statement.

ICOS Vision Systems Corporation NV
Researchpark Haasrode - Zone 1
Esperantolaan, 9 3001 Heverlee
H.R. Leuven Nr. 80.817

NOTICE IN CONNECTION WITH THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS OF ICOS VISION SYSTEMS CORPORATION NV TO BE HELD ON MAY 14, 2002

You are hereby invited to the Extraordinary General Meeting of Stockholders (the "Extraordinary Meeting") of ICOS Vision System Corporation NV (the "Company") that will be held on May 14, 2002, immediately following the Annual Meeting of Stockholders of the Company starting at 11:00 a.m. local time at the Company's offices at 3001 Heverlee, Esperantolaan 9, Belgium, for the following purposes:

* Notification to the stockholders of the enclosed Board of Directors' special report with respect to the authorized capital, pursuant to Article 604 of the Belgian Company Code.

1. To consider and act upon a proposal to authorize the Board of Directors, during a period of five (5) years as of the publication of the decision of the Extraordinary Meeting, to increase the capital of the Company in one or more times by a maximum amount of three million six hundred fifty-nine thousand eight hundred seventy-eight point fifty-three euro (3,659,878.53 EUR) (issue premium, if any, not included) through a contribution in kind or in cash or the conversion of reserves, including profits brought forward, share premium and revaluation reserves, under the conditions set out in the Board of Directors' special report.

   Accordingly, to consider and act upon a proposal to replace Article 7.1 of the Company's Articles of Association by the following provision:

   "The Board of Directors is authorized, during a period of five (5) years as of the publication of the modification of the Articles of Association that was decided upon by the extraordinary general meeting that was convened for that purpose on May 14, 2002, to increase the capital of the Company in one or more times by a maximum amount of three million six hundred fifty-nine thousand eight hundred seventy-eight point fifty-three euro (3,659,878.53 EUR) (issue premium, if any, not included) through a contribution in kind or in cash or the conversion of reserves, including profits brought forward, share premium and revaluation reserves.
   The authorization is renewable.
   This authorization may be used under the conditions set out in the Board of Directors' special report. Such capital increases may be realized by (i) issuing shares, (ii) issuing warrants or options that entitle the holder thereof to subscribe for shares, or (iii) issuing convertible loans.

Issue premiums, if any, shall be booked on a non-disposable account that constitutes – in the same manner as the capital – a guarantee for third parties and which can only be decreased or reduced to zero by way of a new decision of the shareholders' meeting, taken in accordance with the rules applicable to the decrease of the capital.
The board is hereby granted the authority to, in the interest of the Company, restrict or cancel the preferential subscription right of the shareholders with regard to such capital increase, whether or not for the benefit of one or more certain persons, whether or not employees of the company or its subsidiaries."

2. To consider and act upon a proposal to amend the Company's Articles of Association by (i) replacing the references to the Articles of the Belgian Company Law ("*vennootschappenwet*") by references to the Articles of the new Belgian Company Code ("*Wetboek van vennootschappen*"); (ii) converting into euro the current amount of the capital; (iii) introducing the new, statutory abbreviations and (iv) bringing up to date certain terminology, as follows:

- in Article 5 the amount of the share capital is converted into euro;
- in Articles 3 and 16 the abbreviation "N.V." is replaced by the statutory abbreviation "NV";
- in Article 6 the following final paragraph is added: "After conversion into euro, the capital amounted to three million six hundred fifty-nine thousand eight hundred seventy-eight euro fifty-three cent (EUR 3,659,878.53).";
- in Articles 9, 20, 28, 29, 36, 43, 45, 49, 50, 52, 53 and 54 the reference to (the Articles of) the Belgian Company Law ("*vennootschappenwet*") are replaced by references to (the Articles of) the new Belgian Company Code ("*Wetboek van vennootschappen*");
- in the third paragraph of Article 11 the word "*aandeelhoudersregister*" is replaced by the word "*aandelenregister*";
- in the second and third paragraph of Article 25 the word "*vennoten*" is replaced by the word "*aandeelhouders*";
- in Articles 32 and 42 the word "*jaarvergadering*" is replaced by the words "*gewone algemene vergadering*";
- in the third and the final paragraph of Article 32 the words "*bijzondere en*" are included before the words "*buitengewone algemene vergadering*";
- in the first paragraph of Article 38 and in the title and the fifth and sixth paragraph of Article 42 the word "*balans*" is replaced by the word "*jaarrekening*";
- in the final paragraph of Article 39 the word "*jaarvergaderingen*" is replaced by the words "*algemene vergaderingen*";
- in the first paragraph of Article 41 the word "*maatschappelijk*" is omitted;
- in the first paragraph of Article 42 and the first and third paragraph of Article 43 the word "*bestuursverslag*" is replaced by the word "*jaarverslag*";
- in the first paragraph of Article 42 the words "*discussieert over*" are replaced by the word "*behandelt*";
- in the second paragraph of Article 42 the words "*, tenzij het belang van de vennootschap hun stilzwijgen vereist*" are replace by the words "*voorzover de mededeling van gegevens of*

feiten niet van die aard is dat zij ernstig nadeel zou berokkenen aan de vennootschap, de aandeelhouders of het personeel van de vennootschap";
- in the final paragraph of Article 42 the words "*of met het Wetboek van vennootschappen strijdige*" are included before the word "*verrichtingen*";
- the first paragraph of Article 44 is replaced by the following sentence "*De nettowinst wordt gevormd overeenkomstig de wet.*" ("The net profit is constituted according to law.");
- in the second paragraph of Article 48 the words "*of geen nieuwe aandeelhouder in de vennootschap is opgenomen*" are replaced by the words "*, geen nieuwe aandeelhouder in de vennootschap is opgenomen of zij niet is omgezet in een besloten vennootschap met beperkte aansprakelijkheid*";
- in the first and second paragraph of Article 51 the word "*maatschappelijke*" is omitted.

3. To consider and act upon a proposal to amend the Company's Articles of Association by :

- adding in Article 2 the postal code "3001" before the word "Heverlee";
- replacing in Article 4 the words "*vanaf heden*" ("today") by "*op zevenentwintig juli negentienhonderd negenentachtig*" ("July 27, 1989");
- omitting Article 7.2 with respect to the (by now expired) authorization of the Board of Directors to increase the capital with a maximum of ten percent of the capital in the event of a public take-over bid;
- omitting the second paragraph of Article 10 with respect to the (by now expired) authorization of the Board of Directors to redeem shares to the extent of maximum ten percent of the capital if this is necessary to avoid of an impending serious prejudice for the Company;
- omitting in the second paragraph of Article 11 the words "*, onder voorbehoud van de lock-up bepaling in artikel 11 bis,*" (", subject to the lock-up provision of Section 11bis,");
- omitting Article 11 bis with respect to a (by now expired) prohibition of the transfer of shares by certain stockholders of the Company;
- replacing in the final paragraph of Article 12 and the final paragraph of Article 36 the word "*eenzelfde*" by the words "*een zelfde*" (correction spelling error);
- replacing in the second paragraph of Article 13 the words "*ten haren ohte*" by the words "*ten haren opzichte*" (correction spelling error);
- replacing in the third paragraph of Article 13 the word "*eenzelfde*" by the words "*een zelfde*" (correction spelling error);
- replacing the words after the seventh dash in Article 16 by the words "*bevestiging dat de kandidaat nooit schuldig werd bevonden aan enig misdrijf en dat de kandidaat nooit insolvent of in staat van faillissement werd verklaard.*" ("confirmation that the candidate was never found guilty of any offence, and was never declared insolvent or bankrupt.");
- replacing in the first paragraph of Article 25 the word "*last*" by the word "*laste*" (correction spelling error);
- replacing in the second paragraph of Article 36 the words "*de formule*" by the words "*het model*" (correction language error);
- replacing in the final paragraph of Article 38 the words "*, deze beslist definitief*" by "*, die definitief beslist*" (correction language error);

- replacing in the first paragraph of Article 39 and the second paragraph of Article 50 and in Articles 52 and 53, the word "*huidige*" by the word "*deze*" (correction language error);
- replacing in the second paragraph of Article 39 the words "*de zitting binnen te treden*" by "*aan de vergadering deel te nemen*";
- replacing the second and third paragraph of Article 40 by the sentence: "*De afschriften of uittreksels in rechte of elders voor te leggen en de uitgiften af te leveren aan derden, worden ondertekend door twee bestuurders of door een afgevaardigd bestuurder.*" ("Copies or extracts to be presented before the courts or elsewhere, and the copies to be issued to third persons are signed by two directors or a managing director.");
- replacing in the second paragraph of Article 41 the words "*zet de jaarrekeningen uiteen*" by the words "*stelt de jaarrekening op*" (correction language error);
- adding in the first paragraph of Article 42 the word "*de*" before the word "*commissarissen*" (correction language error);
- replacing the second paragraph of Article 43 by the following sentence: "*Eenieder kan op de zetel van de vennootschap inzage nemen van het jaarverslag en daarvan, op schriftelijke aanvraag, kosteloos een volledig afschrift krijgen.*" ("The annual accounts are available at the company's registered office; upon written request, copies thereof can be obtained for free.");
- replacing in the third paragraph of Article 43 the word "*zijn*" by the word "*haar*" (correction grammatical error);
- inserting in the first paragraph of Article 47 before the word "*beraadslagen*" the word "*te*" (correction grammatical error);
- replacing the final paragraph of Article 47 by "*Wanneer het netto-actief gedaald is tot beneden het wettelijk minimumkapitaal, kan elke belanghebbende van de rechtbank, die een termijn kan toestaan om de toestand te regulariseren, de ontbinding van de vennootschap vorderen.*" ("If the net assets have decreased below the statutory minimum capital, any interested party may claim the winding-up of the company before the court, that may allow a period to regularize the situation.");
- replacing in the first paragraph of Article 49 the word "*voor*" by the word "*om*" (correction grammatical error);
- replacing in the first paragraph of Article 50 the word "*van*" by the word "*aan*" (correction grammatical error);
- replacing in the second paragraph of Article 54 the words "*huidige akte*" by the words "*deze statuten*".

This notice and the attached special report of the Board of Directors with respect to the authorized capital is being sent to each stockholder of record recorded on the Company's stockholder register on March 18, 2002. The Company notes that this notice may be sent by a stockholder (through financial intermediaries) to investors holding a securities account with financial intermediaries and for whom the stockholder is holding (part or all of) its shares; such investors may, if they receive a proxy form from the stockholder concerned, also grant the proxy mentioned below.

The purpose of the accompanying proxy materials is to solicit these persons to grant a revocable proxy to Messrs. Antoon De Proft, Chief Executive Officer of the Company, and Dominique Vercammen, Finance Manager, for the purpose of representing them at the Extraordinary Meeting and exercising the voting rights attaching to their shares or to the shares of record for which they have received a proxy themselves (with power of substitution).

Please note that in accordance with Belgian Company Law, only holders of record of the Common Stock, as recorded on the Company's stockholders' register on the third business day before the date of the Extraordinary Meeting (i.e. May 8, 2002) will be entitled to attend and vote in person at the Extraordinary Meeting.

Proxies that are granted by persons that on March 18, 2002 are recorded on the Company's stockholder register but cease to be a stockholder by the third business day preceding the date of the Extraordinary Meeting, shall be deemed to be null and void.

An attendance quorum of 50% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Extraordinary Meeting. In the event such attendance quorum is not attained, an extra stockholders' meeting will be convened that will be allowed to deliberate regardless of the share capital represented by the stockholders present.

In the event the attendance quorum of 50% is not attained at the Extraordinary Meeting, the extra stockholders' meeting will be held on June 5, 2002 at 11:00 a.m. local time at the Company's offices at 3001 Heverlee, Esperantolaan 9, Belgium (the "Second Meeting").

The notice for the Second Meeting will only be sent (by registered letter) to the stockholder of record recorded on the Company's stockholder register on March 18, 2002, and not to beneficial owners. The proxies granted for the Extraordinary Meeting of May 14, 2002 can also be voted with at the Second Meeting. In the event a Second Meeting is convened, only the stockholders of record recorded on the Company's stockholder register on the third business day preceding the date of the Second Meeting (i.e. May 31, 2002), will be entitled to attend and vote in person at the Second Meeting.

By Order of the Board of Directors,

Joseph Verjans,
Chairman of the Board of Directors

Heverlee, Belgium
April 4, 2002

You are requested to sign, date and promptly return the accompanying form of Proxy, so that if you are unable to attend the Extraordinary Meeting the shares for which you hold voting rights may nevertheless be voted. However, the Proxy is revocable as described in the proxy statement.

PROXY STATEMENT
FOR THE ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 14, 2002

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of ICOS Vision Systems Corporation NV, a Belgium corporation (the "Company"), with its principal executive offices at Researchpark Haasrode - Zone 1, Esperantolaan, 9 - 3001 Heverlee, Belgium, for use at the Annual General Meeting of Stockholders (the "Annual Meeting") and the Extraordinary General Meeting of Stockholders (the "Extraordinary Meeting") to be held on May 14, 2002, and at any adjournment or adjournments thereof (jointly referred to herein as the "Meeting"). The enclosed proxies relating to the Meeting are solicited on behalf of the board of directors of the Company (the "Board of Directors") and the cost of such solicitation will be borne by the Company. It is expected that this proxy statement and the accompanying proxies will be mailed on or about April 5, 2002. Certain of the officers and regular employees of the Company may solicit proxies by correspondence, telephone or in person, without extra compensation. The Company may also pay to banks, brokers, nominees and certain fiduciaries their reasonable expenses incurred in forwarding these proxy materials.

Only holders of record of the Common Stock as recorded on the Company's stockholder register on the third business day before the date of the Meeting will be entitled to personally attend and vote their shares at the Meeting. Proxies that are granted by persons that on March 18, 2002 (the "Record Date") are holders of record of the Common Stock but cease to be so by the third business day preceding the date of the Meeting, shall be deemed to be null and void.

An attendance quorum of 33.3% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Annual Meeting. The affirmative vote of the holders of a majority of shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting is required to approve each of the proposals for the Annual Meeting.

An attendance quorum of 50% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Extraordinary Meeting. The affirmative vote of the holders of a 75% of the shares of Common Stock present in person or by proxy and entitled to vote at the Extraordinary Meeting is required to approve each of the proposals for the Extraordinary Meeting.

As of March 18, 2002 there were outstanding and entitled to vote 10,507,810 shares of Common Stock. Each share of Common Stock entitled to vote at the Meeting has one vote and may be voted either in person or by proxy.

Stockholders who plan to attend the Meeting in person and who meet the above-mentioned requirements to be entitled to vote at the Meeting, are asked to inform the Company by marking the appropriate box on the enclosed proxies and returning the same to the address mentioned on the enclosed envelope.

Stockholders or their duly empowered proxyholders who plan to vote by proxy and who meet the above-mentioned requirements to be entitled to vote at the Meeting, are asked to sign, date and promptly return the accompanying forms of proxy.

The enclosed proxies, if properly executed and returned, will be voted as directed on the proxy or, in the absence of such direction, for each of the proposals as recommended by the Board of Directors. Such proxies may be revoked at any time prior to exercise by filing with the Company written revocation, by executing proxies with a later date, or by attending and voting in person at the Meeting.

MANAGEMENT

Board of Directors. The following table sets forth certain information with respect to each of the directors nominated for reappointment and each nominee for director. Messrs. Verjans, Smeyers and Oosterlinck are in the final year of a six year term and Exeter International NV in the final year of a five year term. Mr. Fred Chaffart who was only appointed for one year at the annual meeting of May 8, 2001.

Name	Age	Position
Joseph Verjans	55	Chairman of the Board of Directors
August Smeyers	47	Director, Vice President Research and Development
Exeter International NV represented by Paul de Vrée(1) (2)	58	Director
André Oosterlinck (1)	55	Director
Fred Chaffart (1)	66	Director
Antoon De Proft	42	Nominee for Director

(1) Member of the Audit Committee.
(2) Corporations may serve as directors of Belgian companies.

Joseph Verjans has served as the Company's Chief Executive Officer until March 31, 2002. In 1989 he became the Company's Chairman of the Board of Directors. Prior to joining the Company, he served as the Equipment Manager in the Graphics Division of Agfa-Gevaert, a film and film processing equipment maker. Mr. Verjans received a Ph.D. degree in electronics from the University of Leuven in 1974.

August Smeyers joined the Company in 1985 as the Applications Development Manager and has served as the Company's Vice President of Research and Development since 1987 and as a director since 1989. Prior to joining the Company, he was the Applications Manager for real-time automation systems at General Engineering and Training NV, an automation company. Mr. Smeyers received a masters degree in electro-mechanical engineering from the University of Leuven in 1976.

Paul de Vrée is a co-founder of the Company and served as the Company's Chairman of the Board of Directors since its inception until 1989. He became a Director of the Company, as the representative of his management company, Exeter International NV, in September 1997. In 1983 he founded Advent Management Belgium, a venture capital company associated with Advent International and has served as its Managing Director since its inception.

André Oosterlinck is a co-founder of the Company. He has served as a Director of the Company since 1989 and from 1982 until 1988. Dr. Oosterlinck earned his Ph.D. degree in computer science in 1972 from the University of Leuven, has been a full professor at the University of Leuven since 1984 and has served as its President since 1995.

Fred Chaffart holds a Masters Degree in Economics and completed the Senior Executive Program at Stanford University. He started his career in the family business, was subsequently part of the Marking Department of Proctor & Gamble and then worked as a consultant. After a period as Commercial Director in different Financial Departments, he held leading positions in several companies of the Belgian sugar and cement industry. Later, he also became President of FORTIS Bank Belgium. Currently, he holds directorships with various companies and is President of the Management School at the University of Antwerp.

Antoon De Proft has been the Chief Executive Officer of the Company since April 1, 2002. Previously, he served the Company from 1985 until 2000, first as application manager in the US subsidiary and as vice president, marketing and sales of the Company since 1989. Before that, he was employed as applications engineer at International Imaging Systems in the US and as a researcher at the University of Leuven. In the period 2000-2001, he was active as a management consultant, specialized in medium to mid-sized high tech companies. Mr. De Proft received a masters degree in electromechanical engineering from the Leuven University in 1982 as well as a degree in medical engineering.

Under the Company's Articles of Association the stockholders belonging to the management of the Company of ICOS Vision Systems NV or that serve as managing director of one of the subsidiaries of the Company or of ICOS Vision Systems NV on the one hand and Joseph Verjans on the other, are entitled to nominate the majority of the members and one member, respectively, of the Company's Board of Directors. The right of Mr. Verjans to nominate a candidate for election to the Board is transferable to any stockholder of the Company at any time, but in any event will expire upon the death of Mr. Verjans. The Board of Directors has been informed that the aforementioned stockholders do not wish to exercise such right.

The Audit Committee operates pursuant to a written charter (the "Audit Committee Charter") which was approved and adopted by the Board of Directors. Under the provisions of the Audit Committee Charter, the Audit Committee is responsible for, among other things: recommending to the Board of Directors the nomination of the Company's independent statutory auditor; reviewing and monitoring the Company's financial reporting process and internal control systems; reviewing the Company's annual financial statements, the scope of the audit and the role and performance of the statutory auditor; reviewing the independence of the statutory auditor; providing an open avenue for communication between the statutory auditor, management and the Board of Directors; and reviewing its charter annually. The Audit Committee held 4 meetings during fiscal year 2001. The Board of Directors has determined that all Audit Committee members are independent, in accordance with the listing standards of the Nasdaq National Market.

Citizenship of Directors; No Family Relationships

All nominees for director and directors of the Company are Belgian citizens. There are no family relationships among the (nominees for) director(s) of the Company.

Security Ownership of Directors, Officers and Certain Other Persons

The following table sets forth certain information as of March 18, 2002 with respect to the ownership of the Company's Common Stock and stock options by all executive officers and directors as a group and each person known by the Company to own 5% or more of the Company's Common Stock. This information is based upon information received from or on behalf of the named individuals.

Name	Shares of Common Stock and Options Owned (1)	Percent
Joseph Verjans(2)(3)	1,714,408	16.3%
August Smeyers (3)	831,579	7.9%
All directors and executive officers as a group (2)(3)	3,491,540	33.2%

(1) Unless otherwise noted, to the knowledge of the Board of Directors, each person identified possesses sole voting and investment power with respect to the shares listed.
(2) Includes shares of stock held by a Company which is controlled by Mr. Verjans.
(3) Does not include 137,231 shares of Common Stock which certain executive officers have the right to purchase for the benefit of employees pursuant to the 1997 Plan.

Reports concerning the Annual Meeting

In compliance with Belgian law, the Board of Directors' annual report, the statutory auditor's report and the Company's unconsolidated annual accounts, covering the Company only and prepared according to Belgian GAAP, closed on December 31, 2001, are enclosed. A copy of the consolidated financial statements for the Company prepared in accordance with U.S. GAAP and audited by Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V. and a description and analysis by management of the financial results are also enclosed.

PROPOSALS FOR THE ANNUAL MEETING

PROPOSAL NO. 1 – APPROVAL OF THE ANNUAL ACCOUNTS OF THE COMPANY

The Board of Directors approved and recommends to the Company's stockholders that they approve the unconsolidated annual accounts of the Company, prepared according to Belgian GAAP, closed on December 31, 2001 including the allocation of results as set forth therein. These annual accounts are prepared according to Belgian GAAP.

The affirmative vote of the holders of a majority of shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting is required for adoption of this Proposal No. 1.

The Board of Directors recommends that the stockholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 2 - PROPOSAL TO GRANT DISCHARGE TO ALL DIRECTORS OF THE COMPANY

The Board of Directors approved and recommends to the Company's stockholders that they consider and approve Proposal No. 2 to grant discharge to all directors of the Company for the execution of their mandate for the fiscal year ended December 31, 2001 in accordance with Belgian law.

A simple majority of the stockholders at a duly convened stockholders meeting may discharge directors from liability to the Company relating to the performance of their duties after the presentation of an annual report of the Board of Directors and the approval of the annual accounts. This discharge prohibits stockholders who approved this proposal from bringing derivative suits against the directors on behalf of the Company on such grounds. A general discharge of director liability does, however, not relieve such persons from liability to third parties or from liability to the Company for violations of the Belgian Company Code or the Articles of Association. Violations of the Belgian Company Code or of the Articles of

Association may only be discharged if specifically set out in the notice for the annual meeting. Notwithstanding a general discharge, directors may be held liable for willful misconduct and fraud in the performance of their duties for the Company.

The affirmative vote of the holders of a majority of shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting is required for adoption of this Proposal No. 2.

The Board of Directors recommends that the stockholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 3 - PROPOSAL TO GRANT DISCHARGE TO THE STATUTORY AUDITOR OF THE COMPANY

The Board of Directors approved and recommends to the Company's stockholders that they consider and approve Proposal No. 3 to grant discharge to Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., the statutory auditor, for the execution of its mandate for the fiscal year ended on December 31, 2001, in accordance with Belgian law.

A simple majority of the stockholders at a duly convened stockholders meeting may discharge statutory auditors from liability to the Company relating to the performance of their duties after the presentation of the annual report of the Board of Directors and the report of the statutory auditor and after the approval of the annual accounts. This discharge prohibits stockholders who approved this proposal from bringing derivative suits against the auditors on behalf of the Company on such grounds. A general discharge of auditor liability does, however, not relieve such persons from liability to third parties or from liability to the Company for violations of the Belgian Company Code or the Articles of Association. Violations of the Belgian Company Code or of the Articles of Association may only be discharged if specifically set out in the notice for the annual meeting. Notwithstanding a general discharge, statutory auditors may be held liable for willful misconduct and fraud in the performance of their duties for the Company.

The affirmative vote of the holders of a majority of shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting is required for adoption of this Proposal No. 3.

The Board of Directors recommends that the stockholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 4 - REAPPOINTMENT OF DIRECTORS

The Board of Directors approved and recommends that the stockholders reappoint the following Directors for a term ending immediately after the annual meeting of 2008: Messrs. Joseph Verjans, August Smeyers, André Oosterlinck and Fred Chaffart and Exeter International NV, represented by Mr. Paul De Vrée.

The affirmative vote of the holders of a majority of shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting is required for adoption of this Proposal No. 4.

The Board of Directors recommends that the stockholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 5 - APPOINTMENT OF A NEW DIRECTOR

The Board of Directors approved and recommends that the stockholders appoint Mr. Antoon De Proft as a new Director for a term ending immediately after the annual meeting of 2008.

The affirmative vote of the holders of a majority of shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting is required for adoption of this Proposal No. 5.

The Board of Directors recommends that the stockholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 6 - REAPPOINTMENT OF THE STATUTORY AUDITOR

The Board of Directors approved and recommends that the stockholders reappoint Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., represented by Mr. Jos Briers as statutory auditor for term ending immediately after the annual meeting of 2005.

The affirmative vote of the holders of a majority of shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting is required for adoption of this Proposal No. 6.

The Board of Directors recommends that the stockholders or their proxyholders vote FOR approval of this Proposal

Report concerning the Extraordinary Meeting

In compliance with Belgian law, the Board of Directors' special report with respect to the authorized capital pursuant to Article 604 of the Belgian Company Code is enclosed.

PROPOSALS FOR THE EXTRAORDINARY MEETING

PROPOSAL NO. 1 – PROPOSAL TO AUTHORIZE THE BOARD OF DIRECTORS TO INCREASE THE COMPANY'S CAPITAL AND ACCORDINGLY AMEND THE ARTICLES OF ASSOCIATION

The Board of Directors approved and recommends to authorize the Board of Directors, during a period of five (5) years as of the publication of the decision of the Extraordinary Meeting, to increase the capital of the Company in one or more times by a maximum amount of three million six hundred fifty-nine thousand eight hundred seventy-eight point fifty-three euro (3,659,878.53 EUR) (issue premium, if any, not included) through a contribution in kind or in cash or the conversion of reserves, including profits brought forward, share premium and revaluation reserves, under the conditions set out in the Board of Directors' special report enclosed herein.

Accordingly, the Board of Directors approved and recommends to replace Article 7.1 of the Company's Articles of Association by the following provision:

> "The Board of Directors is authorized, during a period of five (5) years as of the publication of the modification of the Articles of Association that was decided upon by the extraordinary general meeting that was convened for that purpose on May 14, 2002, to increase the capital of the Company in one or more times by a maximum amount of three million six hundred fifty-nine thousand eight hundred seventy-eight point fifty-three euro (3,659,878.53 EUR) (issue premium, if any, not included) through a contribution in kind or in cash or the conversion of reserves, including profits brought forward, share premium and revaluation reserves.
> The authorization is renewable.
> This authorization may be used under the conditions set out in the Board of Directors' special report. Such capital increases may be realized by (i) issuing shares, (ii) issuing warrants or options that entitle the holder thereof to subscribe for shares, or (iii) issuing convertible loans.
> Issue premiums, if any, shall be booked on a non-disposable account that constitutes – in the same manner as the capital – a guarantee for third parties and which can only be decreased or reduced to zero by way of a new decision of the shareholders' meeting, taken in accordance with the rules applicable to the decrease of the capital.

The board is hereby granted the authority to, in the interest of the Company, restrict or cancel the preferential subscription right of the shareholders with regard to such capital increase, whether or not for the benefit of one or more certain persons, whether or not employees of the company or its subsidiaries."

The affirmative vote of the holders of 75% of the shares of Common Stock present in person or by proxy and entitled to vote at the Extraordinary Meeting is required for adoption of this Proposal No. 1.

The Board of Directors recommends that the stockholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 2 – PROPOSAL TO BRING THE ARTICLES OF ASSOCIATION UP TO DATE

The Board of Directors approved and recommends to amend the Company's Articles of Association by (i) replacing the references to the Articles of the Belgian Company Law ("*vennootschappenwet*") by references to the Articles of the new Belgian Company Code ("*Wetboek van vennootschappen*"); (ii) converting into euro the current amount of the capital; (iii) introducing the new, legal abbreviations and (iv) bringing up to date certain terminology, as follows:

- in Article 5 the amount of the share capital is conversed into euro;
- in Articles 3 and 16 the abbreviation "N.V." is replaced by the statutory abbreviation "NV";
- in Article 6 the following final paragraph is added: "After conversion into euro, the capital amounted to three million six hundred fifty-nine thousand eight hundred seventy-eight euro fifty-three cent (EUR 3,659,878.53).";
- in Articles 9, 20, 28, 29, 36, 43, 45, 49, 50, 52, 53 and 54 the reference to (the Articles of) the Belgian Company Law ("*vennootschappenwet*") are replaced by references to (the Articles of) the new Belgian Company Code ("*Wetboek van vennootschappen*");
- in the third paragraph of Article 11 the word "*aandeelhoudersregister*" is replaced by the word "*aandelenregister*";
- in the second and third paragraph of Article 25 the word "*vennoten*" is replaced by the word "*aandeelhouders*";
- in Articles 32 and 42 the word "*jaarvergadering*" is replaced by the words "*gewone algemene vergadering*";
- in the third and the final paragraph of Article 32 the words "*bijzondere en*" are included before the words "*buitengewone algemene vergadering*";
- in the first paragraph of Article 38 and in the title and the fifth and sixth paragraph of Article 42 the word "*balans*" is replaced by the word "*jaarrekening*";
- in the final paragraph of Article 39 the word "*jaarvergaderingen*" is replaced by the words "*algemene vergaderingen*";
- in the first paragraph of Article 41 the word "*maatschappelijk*" is omitted;

- in the first paragraph of Article 42 and the first and third paragraph of Article 43 the word "*bestuursverslag*" is replaced by the word "*jaarverslag*";
- in the first paragraph of Article 42 the words "*discussieert over*" are replaced by the word "*behandelt*";
- in the second paragraph of Article 42 the words "*, tenzij het belang van de vennootschap hun stilzwijgen vereist*" are replace by the words "*voorzover de mededeling van gegevens of feiten niet van die aard is dat zij ernstig nadeel zou berokkenen aan de vennootschap, de aandeelhouders of het personeel van de vennootschap*";
- in the final paragraph of Article 42 the words "*of met het Wetboek van vennootschappen strijdige*" are included before the word "*verrichtingen*";
- the first paragraph of Article 44 is replaced by the following sentence "*De nettowinst wordt gevormd overeenkomstig de wet.*" ("The net profit is constituted according to law.");
- in the second paragraph of Article 48 the words "*of geen nieuwe aandeelhouder in de vennootschap is opgenomen*" are replaced by the words "*, geen nieuwe aandeelhouder in de vennootschap is opgenomen of zij niet is omgezet in een besloten vennootschap met beperkte aansprakelijkheid*";
- in the first and second paragraph of Article 51 the word "*maatschappelijke*" is omitted.

The affirmative vote of the holders of 75% of the shares of Common Stock present in person or by proxy and entitled to vote at the Extraordinary Meeting is required for adoption of this Proposal No. 2.

The Board of Directors recommends that the stockholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 3 – PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION

The Board of Directors approved and recommends to amend the Company's Articles of Association by:

- adding in Article 2 the postal code "3001" before the word "Heverlee";
- replacing in Article 4 the words "*vanaf heden*" ("today") by "*op zevenentwintig juli negentienhonderd negenentachtig*" ("July 27, 1989");
- omitting Article 7.2 with respect to the (by now expired) authorization of the Board of Directors to increase the capital with a maximum of ten percent of the capital in the event of a public take-over bid;
- omitting the second paragraph of Article 10 with respect to the (by now expired) authorization of the Board of Directors to redeem shares to the extent of maximum ten percent of the capital if this is necessary to avoid of an impending serious prejudice for the Company;
- omitting in the second paragraph of Article 11 the words "*, onder voorbehoud van de lock-up bepaling in artikel 11 bis,*" (", subject to the lock-up provision of Section 11bis,");

- omitting Article 11 bis with respect to a (by now expired) prohibition of the transfer of shares by certain stockholders of the Company;
- replacing in the final paragraph of Article 12 and the final paragraph of Article 36 the word "*eenzelfde*" by the words "*een zelfde*" (correction spelling error);
- replacing in the second paragraph of Article 13 the words "*ten haren ohte*" by the words "*ten haren opzichte*" (correction spelling error);
- replacing in the third paragraph of Article 13 the word "*eenzelfde*" by the words "*een zelfde*" (correction spelling error);
- replacing the words after the seventh dash in Article 16 by the words "*bevestiging dat de kandidaat nooit schuldig werd bevonden aan enig misdrijf en dat de kandidaat nooit insolvent of in staat van faillissement werd verklaard.*" ("confirmation that the candidate was never found guilty of any offence, and was never declared insolvent or bankrupt.");
- replacing in the first paragraph of Article 25 the word "*last*" by the word "*laste*" (correction spelling error);
- replacing in the second paragraph of Article 36 the words "*de formule*" by the words "*het model*" (correction language error);
- replacing in the final paragraph of Article 38 the words "*, deze beslist definitief*" by "*, die definitief beslist*" (correction language error);
- replacing in the first paragraph of Article 39 and the second paragraph of Article 50 and in Articles 52 and 53 the word "*huidige*" by the word "*deze*" (correction language error);
- replacing in the second paragraph of Article 39 the words "*de zitting binnen te treden*" by "*aan de vergadering deel te nemen*";
- replacing the second and third paragraph of Article 40 by the sentence: "*De afschriften of uittreksels in rechte of elders voor te leggen en de uitgiften af te leveren aan derden, worden ondertekend door twee bestuurders of door een afgevaardigd bestuurder.*" ("Copies or extracts to be presented before the courts or elsewhere, and the copies to be issued to third persons are signed by two directors or a managing director.");
- replacing in the second paragraph of Article 41 the words "*zet de jaarrekeningen uiteen*" by the words "*stelt de jaarrekening op*" (correction language error);
- adding in the first paragraph of Article 42 the word "*de*" before the word "*commissarissen*" (correction language error);
- replacing the second paragraph of Article 43 by the following sentence: "*Eenieder kan op de zetel van de vennootschap inzage nemen van het jaarverslag en daarvan, op schriftelijke aanvraag, kosteloos een volledig afschrift krijgen.*" ("The annual accounts are available at the company's registered office; upon written request, copies thereof can be obtained for free.");
- replacing in the third paragraph of Article 43 the word "*zijn*" by the word "*haar*" (correction grammatical error);
- inserting in the first paragraph of Article 47 before the word "*beraadslagen*" the word "*te*" (correction grammatical error);
- replacing the final paragraph of Article 47 by "*Wanneer het netto-actief gedaald is tot beneden het wettelijk minimumkapitaal, kan elke belanghebbende van de rechtbank, die een termijn kan toestaan om de toestand te regulariseren, de ontbinding van de vennootschap vorderen.*" ("If the net assets have decreased below the statutory minimum capital, any

interested party may claim the winding-up of the company before the court, that may allow a period to regularize the situation.");

- replacing in the first paragraph of Article 49 the word "*voor*" by the word "*om*" (correction grammatical error);
- replacing in the first paragraph of Article 50 the word "*van*" by the word "*aan*" (correction grammatical error);
- replacing in the second paragraph of Article 54 the words "*huidige akte*" by the words "*deze statuten*".

The affirmative vote of the holders of 75% of the shares of Common Stock present in person or by proxy and entitled to vote at the Extraordinary Meeting is required for adoption of this Proposal No. 3.

The Board of Directors recommends that the stockholders or their proxyholders vote FOR approval of this Proposal

OTHER MATTERS

Voting Procedures

Only stockholders of record recorded on the Company's stockholder register on March 18, 2002 (the "Record Date") will be entitled to receive this proxy statement. Please note that in accordance with Belgian Company Law, only holders of record of the Common Stock, as recorded on the Company's stockholders' register on the third business day before the date of the Meeting, or their duly empowered proxyholders, will be entitled to attend and vote at the Meeting. Proxies that are granted by persons that on the Record Date are holders of record of the Common Stock but cease to be so by the third business day preceding the date of the Meeting, shall be deemed to be null and void.

The votes cast at the Meeting will be tabulated by an inspector of elections appointed by the Chairman.

An attendance quorum of 33.3% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Annual Meeting. The affirmative vote of the holders of a majority of shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting is required to approve each of the proposals for the Annual Meeting.

An attendance quorum of 50% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Extraordinary Meeting. The affirmative vote of the holders of a 75% of the shares of Common Stock present in person or by proxy and entitled to vote at the Extraordinary Meeting is required to approve each of the proposals for the Extraordinary Meeting.

Annual Report on Form 20-F

Copies of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, when completed, will be available to stockholders or their duly empowered representatives without charge upon written request addressed to Investor Relations, ICOS Vision Systems Corporation NV, Researchpark Haasrode - Zone 1, Esperantolaan, 9, 3001 Heverlee, Belgium.

IT IS IMPORTANT THAT THE PROXIES BE RETURNED PROMPTLY. THEREFORE, YOU ARE URGED TO FILL IN, SIGN AND RETURN THE ACCOMPANYING FORMS OF PROXY IN THE ENCLOSED ENVELOPE.

PROXY RELATING TO THE ANNUAL MEETING OF

ICOS VISION SYSTEMS CORPORATION NV

TO BE HELD ON MAY 14, 2002

The undersigned hereby appoints Antoon De Proft, Chief Executive Officer and Dominique Vercammen, Finance Manager, and each of them, acting singly, with full power of substitution, attorneys and proxies to whom he or she confers all powers to represent the undersigned at the Annual Meeting of Stockholders (the "Annual Meeting") of ICOS Vision Systems Corporation NV (the "Company") to be held on May 14, 2002 and at any adjournment or adjournments thereof, and to vote all shares of stock which the undersigned may be entitled to vote at said Annual Meeting upon the matters set forth in the Notice of and Proxy Statement for the Annual Meeting in accordance with the instructions on the reverse side or if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company as set out below.

All previous proxies relating to the Annual Meeting are hereby revoked.

For the purpose of the above, the attorneys and proxies may execute and sign all acts, deeds, minutes, elect domicile, and in general do whatever is necessary or useful for the performance of this proxy, with promise of ratification by the undersigned.

This proxy is revocable by written notice.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. IT WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED ON THE REVERSE SIDE AND IF NO DIRECTION IS INDICATED, IT WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS AS SET OUT BELOW.

See Reverse Side

▲ FOLD AND DETACH HERE ▲

ıe Board of Directors recommends a vote for proposals n° 1 through n° 6 of the Annual Meeting of Stockholders :

Please mark your votes as indicated in this example **X**

To approve the unconsolidated annual accounts of he Company, closed on December 31, 2001 ncluding the allocation of results as set forth herein. These annual accounts are prepared according to Belgian GAAP. They cover only the Company and as such differ significantly from the consolidated annual accounts of the group of companies, prepared according to US GAAP and presented in the 2001 Financial Statements, which also are enclosed for information.

FOR ☐ AGAINST ☐ ABSTAIN ☐

2. To grant discharge under Belgian law to all directors of the Company for the execution of their mandate for the fiscal year ended December 31, 2001 in accordance with Belgian law.

FOR ☐ AGAINST ☐ ABSTAIN ☐

3. To grant discharge under Belgian law to Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., the statutory auditor, for the execution of its mandate for the fiscal year ended December 31, 2001.

FOR ☐ AGAINST ☐ ABSTAIN ☐

4. To approve the reappointment of the following Directors for a term ending immediately after the annual meeting of 2008: Messrs. 01 Joseph Verjans, 02 August Smeyers, 03 André Oosterlinck and 04 Fred Chaffart and 05 Exeter International NV, represented by Mr. Paul De Vrée.

FOR ☐ AGAINST ☐ ABSTAIN ☐

5. To approve the appointment of Mr. Antoon De Proft as a new Director for a term ending immediately after the annual meeting of 2008.

FOR ☐ AGAINST ☐ ABSTAIN ☐

6. To approve the reappointment of Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., represented by Mr. Jos Briers as statutory auditor for a term ending immediately after the annual meeting of 2005.

FOR ☐ AGAINST ☐ ABSTAIN ☐

MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT. ☐

MARK HERE IF YOU PLAN TO ATTEND THE ANNUAL MEETING OF STOCKHOLDERS. ☐

ʒnature ______________________ Signature ______________________ Date __________

TE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

PROXY RELATING TO THE EXTRAORDINARY GENERAL MEETING OF

ICOS VISION SYSTEMS CORPORATION NV

TO BE HELD ON MAY 14, 2002

The undersigned hereby appoints Antoon De Proft, Chief Executive Officer, and Dominique Vercammen, Finance Manager, and each of them, acting singly, with full power of substitution, attorneys and proxies to whom he or she confers all powers to represent the undersigned at the Extraordinary General Meeting of Stockholders (the "Extraordinary Meeting") of ICOS Vision Systems Corporation NV (the "Company") to be held on May 14, 2002 and at any adjournment or adjournments thereof, and to vote all shares of stock which the undersigned may be entitled to vote at said Extraordinary Meeting upon the matters set forth in the Notice of and Proxy Statement for the Meeting in accordance with the instructions on the reverse side or if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company as set out below.

All previous proxies relating to the Extraordinary Meeting are hereby revoked.

For the purpose of the above, the attorneys and proxies may execute and sign all acts, deeds, minutes, elect domicile, and in general do whatever is necessary or useful for the performance of this proxy, with promise of ratification by the undersigned.

This proxy is revocable by written notice.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. IT WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED ON THE REVERSE SIDE AND IF NO DIRECTION IS INDICATED, IT WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS AS SET OUT BELOW.

▲ FOLD AND DETACH HERE ▲

. To amend the Company's Articles of Association by:

- adding in Article 2 the postal code "3001" before the word "Heverlee";
- replacing in Article 4 the words "vanaf heden" ("today") by "op zevenentwintig juli negentienhonderd negenentachtig" ("July 27, 1989");
- omitting Article 7.2 with respect to the (by now expired) authorization of the Board of Directors to increase the capital with a maximum of ten percent of the capital in the event of a public take-over bid;
- omitting the second paragraph of Article 10 with respect to the (by now expired) authorization of the Board of Directors to redeem shares to the extent of maximum ten percent of the capital if this is necessary to avoid of an impending serious prejudice for the Company;
- omitting in the second paragraph of Article 11 the words ", onder voorbehoud van de lock-up bepaling in artikel 11 bis," (", subject to the lock-up provision of Section 11bis,");
- omitting Article 11 bis with respect to a (by now expired) prohibition of the transfer of shares by certain stockholders of the Company;
- replacing in the final paragraph of Article 12 and the final paragraph of Article 36 the word "eenzelfde" by the words "een zelfde" (correction spelling error);
- replacing in the second paragraph of Article 13 the words "ten haren ohte" by the words "ten haren opzichte" (correction spelling error);
- replacing in the third paragraph of Article 13 the word "eenzelfde" by the words "een zelfde" (correction spelling error);
- replacing the words after the seventh dash in Article 16 by the words "bevestiging dat de kandidaat nooit schuldig werd bevonden aan enig misdrijf en dat de kandidaat nooit insolvent of in staat van faillissement werd verklaard." ("confirmation that the candidate was never found guilty of any offence, and was never declared insolvent or bankrupt.");
- replacing in the first paragraph of Article 25 the word "last" by the word "laste" (correction spelling error);
- replacing in the second paragraph of Article 36 the words "de formule" by the words "het model" (correction language error);
- replacing in the final paragraph of Article 38 the words ", deze beslist definitief" by ", die definitief beslist" (correction language error);
- replacing in the first paragraph of Article 39 and the second paragraph of Article 50 and in Articles 52 and 53 the word "huidige" by the word "deze" (correction language error);
- replacing in the second paragraph of Article 39 the words "de zitting binnen te treden" by "aan de vergadering deel te nemen";
- replacing the second and third paragraph of Article 40 by the sentence: "De afschriften of uittreksels in rechte of elders voor te leggen en de uitgiften af te leveren aan derden, worden ondertekend door twee bestuurders of door een afgevaardigd bestuurder." ("Copies or extracts to be presented before the courts or elsewhere, and the copies to be issued to third persons are signed by two directors or a managing director.");
- replacing in the second paragraph of Article 41 the words "zet de jaarrekeningen uiteen" by the words "stelt de jaarrekening op" (correction language error);
- adding in the first paragraph of Article 42 the word "de" before the word "commissarissen" (correction language error);
- replacing the second paragraph of Article 43 by the following sentence: "Eenieder kan op de zetel van de vennootschap inzage nemen van het jaarverslag en daarvan, op schriftelijke aanvraag, kosteloos een volledig afschrift krijgen." ("The annual accounts are available at the company's registered office; upon written request, copies thereof can be obtained for free.");
- replacing in the third paragraph of Article 43 the word "zijn" by the word "haar" (correction grammatical error);
- inserting in the first paragraph of Article 47 before the word "beraadslagen" the word "te" (correction grammatical error);
- replacing the final paragraph of Article 47 by "Wanneer het netto-actief gedaald is tot beneden het wettelijk minimumkapitaal, kan elke belanghebbende van de rechtbank, die een termijn kan toestaan om de toestand te regulariseren, de ontbinding van de vennootschap vorderen." ("If the net assets have decreased below the statutory minimum capital, any interested party may claim the winding-up of the company before the court, that may allow a period to regularize the situation.");
- replacing in the first paragraph of Article 49 the word "voor" by the word "om" (correction grammatical error);
- replacing in the first paragraph of Article 50 the word "van" by the word "aan" (correction grammatical error);
- replacing in the second paragraph of Article 54 the words "huidige akte" by the words "deze statuten".

'he Board of Directors recommends a vote for proposals n° 1 through n° 3 of the Extraordinary Meeting of Stockholders :

Please mark your votes as indicated in this example **X**

. To authorize the Board of Directors, during a period of five (5) years as of the publication of the decision of the Extraordinary Meeting, to increase the capital of the Company in one or more times by a maximum amount of three million six hundred fifty-nine thousand eight hundred seventy-eight point fifty-three euro (issue premium, if any, not included) through a contribution in kind or in cash or the conversion of reserves, including profits brought forward, share premium and revaluation reserves, under the conditions set out in the Board of Directors' special report.

FOR ☐ AGAINST ☐ ABSTAIN ☐

(Please see detailed explanations of proposals below.)

2. To amend the Company's Articles of Association by (i) replacing the references to the Articles of the Belgian Company Law ("vennootschappenwet") by references to the Articles of the new Belgian Company Code ("Wetboek van vennootschappen"); (ii) converting into euro the current amount of the capital; (iii) introducing the new, statutory abbreviations and (iv) bringing up to date certain terminology, as follows:

FOR ☐ AGAINST ☐ ABSTAIN ☐

3. To amend the Company's Articles of Association by:

FOR ☐ AGAINST ☐ ABSTAIN ☐

MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT. ☐

MARK HERE IF YOU PLAN TO ATTEND THE EXTRAORDINARY MEETING OF STOCKHOLDERS. ☐

ignature____________________ Signature____________________ Date__________

OTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

Accordingly, to replace Article 7.1 of the Company's Articles of Association by the following provision:

The Board of Directors is authorized, during a period of five (5) years as of the publication of the modification of the Articles of Association that was decided upon by the extraordinary general meeting that was convened for that purpose on May 14, 2002, to increase the capital of the Company in one or more times by a maximum amount of three million six hundred fifty-nine thousand eight hundred seventy-eight point fifty-three euro (3,659,878.53 EUR) (issue premium, if any, not included) through a contribution in kind or in cash or the conversion of reserves, including profits brought forward, share premium and revaluation reserves.
The authorization is renewable.
This authorization may be used under the conditions set out in the Board of Directors' special report. Such capital increases may be realized by (i) issuing shares, (ii) issuing warrants or options that entitle the holder thereof to subscribe for shares, or (iii) issuing convertible loans.
Issue premiums, if any, shall be booked on a non-disposable account that constitutes – in the same manner as the capital – a guarantee for third parties and which can only be decreased or reduced to zero by way of a new decision of the shareholders' meeting, taken in accordance with the rules applicable to the decrease of the capital.
The board is hereby granted the authority to, in the interest of the Company, restrict or cancel the preferential subscription right of the shareholders with regard to such capital increase, whether or not for the benefit of one or more certain persons, whether or not employees of the company or its subsidiaries."

To amend the Company's Articles of Association by (i) replacing the references to the Articles of the Belgian Company Law ("vennootschappenwet") by references to the Articles of the new Belgian Company Code ("Wetboek van vennootschappen"); (ii) converting into euro the current amount of the capital; (iii) introducing the new, statutory abbreviations and (iv) bringing up to date certain terminology, as follows:

- in Article 5 the amount of the share capital is converted into euro;
- in Articles 3 and 16 the abbreviation "N.V." is replaced by the statutory abbreviation "NV";
- in Article 6 the following final paragraph is added: "After conversion into euro, the capital amounted to three million six hundred fifty-nine thousand eight hundred seventy-eight euro fifty-three cent (EUR 3,659,878.53).";
- in Articles 9, 20, 28, 29, 36, 43, 45, 49, 50, 52, 53 and 54 the reference to (the Articles of) the Belgian Company Law ("vennootschappenwet") are replaced by references to (the Articles of) the new Belgian Company Code ("Wetboek van vennootschappen");
- in the third paragraph of Article 11 the word "aandeelhoudersregister" is replaced by the word "aandelenregister";
- in the second and third paragraph of Article 25 the word "vennoten" is replaced by the word "aandeelhouders";
- in Articles 32 and 42 the word "jaarvergadering" is replaced by the words "gewone algemene vergadering";
- in the third and the final paragraph of Article 32 the words "bijzondere en" are included before the words "buitengewone algemene vergadering";
- in the first paragraph of Article 38 and in the title and the fifth and sixth paragraph of Article 42 the word "balans" is replaced by the word "jaarrekening";
- in the final paragraph of Article 39 the word "jaarvergaderingen" is replaced by the words "algemene vergaderingen";
- in the first paragraph of Article 41 the word "maatschappelijk" is omitted;
- in the first paragraph of Article 42 and the first and third paragraph of Article 43 the word "bestuursverslag" is replaced by the word "jaarverslag";
- in the first paragraph of Article 42 the words "discussieert over" are replaced by the word "behandelt";
- in the second paragraph of Article 42 the words ", tenzij het belang van de vennootschap hun stilzwijgen vereist" are replace by the words "voorzover de mededeling van gegevens of feiten niet van die aard is dat zij ernstig nadeel zou berokkenen aan de vennootschap, de aandeelhouders of het personeel van de vennootschap";
- in the final paragraph of Article 42 the words "of met het Wetboek van vennootschappen strijdige" are included before the word "verrichtingen";
- the first paragraph of Article 44 is replaced by the following sentence "De nettowinst wordt gevormd overeenkomstig de wet." ("The net profit is constituted according to law.");
- in the second paragraph of Article 48 the words "of geen nieuwe aandeelhouder in de vennootschap is opgenomen" are replaced by the words ", geen nieuwe aandeelhouder in de vennootschap is opgenomen of zij niet is omgezet in een besloten vennootschap met beperkte aansprakelijkheid";
- in the first and second paragraph of Article 51 the word "maatschappelijke" is omitted.

(CONTINUED ON REVERSE SIDE)

				9	EUR	
NAT.	Date of the deposition	Nr.	PP.	B.	D.	C 1.

ANNUAL ACCOUNTS IN EUROS

FIRM OR NAME : *ICOS VISION SYSTEMS CORPORATION*

Legal Form : *Public Limited Company*

Address : *ESPERANTOLAAN* Nr : *9* Box :

Postal Code : *3001* Municipality : *Leuven*

Register : *TR* Office of the commercial court at : *LEUVEN* Nr. : *80817*

V.A.T.- or national number **438.068.826**

DATE **23 / 07 / 1998** of the deposition of the deed of partnership OR of the most recent document mentioning the date publication of the deed of partnership and of the act alternating the articles of association.

ANNUAL ACCOUNTS approved by the General Meeting of **14 / 05 / 2002**

concerning the financial year covering the period from 01 / 01 / 2001 till 31 / 12 / 2001

Preceding period from 01 / 01 / 2000 till 31 / 12 / 2000

The amounts of the preceding financial year are identical to those which have been previously published : yes / [redacted] *

COMPLETE LIST WITH name, first name, profession, residence-address (address, number, postal code, municipality) an position with the enterprise, OF DIRECTORS, MANAGERS AND AUDITORS

VERJANS JOS
LEMINGSTRAAT 99, 3220 Holsbeek, BELGIUM
Director

SMEYERS AUGUST
STEENWEG OP BRUSSEL 110, 1860 Meise, BELGIUM
Director

OOSTERLINCK ANDRE
PARKLAAN 13, 3360 Lovenjoel, BELGIUM
Director

(continued if need be on page C 1bis.)

Enclosed to these annual accounts : - the auditor's report *
- the annual report *

Total number of pages deposited : *21* Numbers of the pages of the standard form not deposited for not bein of service: *7, 11, 18, 19, 24*

Signature (name and position)	Signature (name and position)
Joseph Verjans	August Smeyers

* Delete where appropriate

OCR2048

LIST OF DIRECTORS, MANAGERS AND AUDITORS (continued from p. C 1 .)

CHAFFART FRED,
BREYNISSEMBERG 10, 3300 Tienen, BELGIUM
Director Beginning mandate : 08/05/2001

EXETER INTERNATIONAL NV
STRAALSTRAAT 2, 2170 Merksem (Antwerpen), BELGIUM
Director

Represented by :

DE VREE P.,
SMIDSESTRAAT 55, 9200 Grembergen, BELGIUM

KLYNVELD PEAT MARWICK GOERDELER
SPOORWEGLAAN 3, 2610 Wilrijk (Antwerpen), BELGIUM
Statutory auditor

Represented by :

BERGER PIERRE,
LOUISLEI 69, 2930 Brasschaat, BELGIUM

(continued if need be on p. C 1 ter.)

- The managing board declares that no assignment neither on auditing nor adjusting has been given to a person who was no authorised by law, pursuant to art. 78 and 82 of the Law of 21st February 1985 concerning the reform of the audit of enterprises.

- If there is not the appointment of an auditor, has either an engagement to audit or to adjust the annual accounts been assigned to a person who is a member of the Institute of Accountants or to an auditor ? YES / [redacted][1]

If YES, mention hereafter : name, first name, profession, residence-address of each external accountant or auditor and the number of membership with the Institute of Accountants or the Institute of Auditors and the nature of this engagemen (A. Bookkeeping of the enterprise[2]; B. Preparing the accounts[2]; C. Auditing the accounts ; D. Adjusting the accounts).

Name, first name, profession, residence-address	Number of membership	Nature of the engagement (A, B, C and/or D
A&T PARTNERS BVBA (BE 475.026.024) *EDELZANGERSLAAN 32 Box 5, 3010 Kessel-Lo, BELGIUM* *External accountant*	*221955-N-01*	***A B***
Represented by :		
FORCEVILLE MARC *BOVENBOSSTRAAT 89, 3053 HAASRODE, BELGIUM*	*7464 2N57*	

V.A.T.	438.068.826	ICOS VISION SYSTEMS CORPORATION	C 2.

1. BALANCE SHEET

ASSETS

	Codes	Period	Preceding period
FIXED ASSETS	20/28	16 246 804,80	16 709 230,54
I. Formation expenses (note I)	20	446 020,02	908 445,76
II. Intangible assets (note II)	21		
III. Tangible assets (note III)	22/27	614 987,49	614 987,49
A. Land and buildings	22	614 987,49	614 987,49
B. Plant, machinery and equipment	23		
C. Furniture and vehicles	24		
D. Leasing and other similar rights	25		
E. Other tangible assets	26		
F. Assets under construction and advance payments	27		
IV. Financial assets (notes IV and V)	28	15 185 797,29	15 185 797,29
A. Affiliated enterprises	280/1	14 813 609,95	14 813 609,95
1. Participating interests	280	14 813 609,95	14 813 609,95
2. Amounts receivable	281		
B. Other enterprises linked by participating interests	282/3	372 187,34	372 187,34
1. Participating interests	282	372 187,34	372 187,34
2. Amounts receivable	283		
C. Other financial assets	284/8		
1. Shares	284		
2. Amounts receivable and cash guarantees	285/8		
CURRENT ASSETS	29/58	19 426 898,93	19 247 901,21
V. Amounts receivable after more than one year	29		
A. Trade debtors	290		
B. Other amounts receivable	291		
VI. Stocks and contracts in progress	3		
A. Stocks	30/36		
1. Raw materials and consumables	30/31		
2. Work in progress	32		
3. Finished goods	33		
4. Goods purchased for resale	34		
5. Immovable property acquired or constructed for resale	35		
6. Advance payments	36		
B. Contracts in progress	37		
VII. Amounts receivable within one year	40/41	1 447 793,36	5 650 081,73
A. Trade debtors	40	6 088,75	101 779,75
B. Other amounts receivable	41	1 441 704,61	5 548 301,98
VIII. Investments (notes V and VI)	50/53	16 500 000,00	12 800 000,00
A. Own shares	50		
B. Other investments and deposits	51/53	16 500 000,00	12 800 000,00
IX. Cash at bank and in hand	54/58	1 477 405,57	796 410,06
X. Deferred charges and accrued income (note VII)	490/1	1 700,00	1 409,42
TOTAL ASSETS	20/58	35 673 703,73	35 957 131,75

	Codes	Period	Preceding period
LIABILITIES			
CAPITAL AND RESERVES	10/15	35 145 195,82	35 169 724,42
I. Capital (note VIII)	10	3 659 878,53	3 659 878,53
A. Issued capital	100	3.659.878,53	3.659.878,53
B. Uncalled capital (-)	101		
II. Share premium account	11	21 656 154,55	21 656 154,56
III. Revaluation surplus	12		
IV. Reserves	13	365 987,84	365 987,84
A. Legal reserve	130	365.987,84	365.987,84
B. Reserves not available for distribution	131		
1. In respect of own shares held	1310		
2. Other	1311		
C. Untaxed reserves	132		
D. Reserves available for distribution	133		
V. Profit carried forward	140	9 463 174,90	9 487 703,49
Loss carried forward (-)	141		
VI. Investment grants	15		
PROVISIONS AND DEFERRED TAXATION	16		
VII. A. Provisions for liabilities and charges	160/5		
1. Pensions and similar obligations	160		
2. Taxation	161		
3. Major repairs and maintenance	162		
4. Other liabilities and charges (note IX)	163/5		
B. **Deferred taxation**	168		
CREDITORS	17/49	528 507,91	787 407,33
VIII. Amounts payable after more than one year (note X)	17	126 425,70	168 567,60
A. Financial debts	170/4	126.425,70	168.567,60
1. Subordinated loans	170		
2. Unsubordinated debentures	171		
3. Leasing and other similar obligations	172		
4. Credit institutions	173	126.425,70	168.567,60
5. Other loans	174		
B. Trade debts	175		
1. Suppliers	1750		
2. Bills of exchange payable	1751		
C. Advances received on contracts in progress	176		
D. Other amounts payable	178/9		
IX. Amounts payable within one year (note X)	42/48	204 622,43	482 040,43
A. Current portion of amounts payable after more than one year	42	42.141,90	153.693,99
B. Financial debts	43		
1. Credit institutions	430/8		
2. Other loans	439		
C. Trade debts	44	13.907,89	116.590,03
1. Suppliers	440/4	13.907,89	116.590,03
2. Bills of exchange payable	441		
D. Advances received on contracts in progress	46		
E. Taxes, remuneration and social security	45	148.572,64	211.756,41
1. Taxes	450/3	12.839,06	100.690,65
2. Remuneration and social security	454/9	135.733,58	111.065,76
F. Other amounts payable	47/48		
X. Accrued charges and deferred income (note XI)	492/3	197 459,78	136 799,30
TOTAL LIABILITIES	10/49	[illegible]	[illegible]

2. INCOME STATEMENT
(presentation in vertical form)

	Codes	Period	Preceding period
I. Operating income	70/74	3 096 363,55	1 786 966,35
A. Turnover (note XII, A)	70	3.081.886,02	1.772.539,24
B. Increase (+); Decrease (-) in stocks of finished goods, work and contracts in progress	71		
C. Own construction capitalised	72		
D. Other operating income (note XII, B)	74	14.477,53	14.427,11
II. Operating charges (-)	60/64	(3 863 668,77)	(2 495 173,41)
A. Raw materials, consumables and goods for resale	60		
1. Purchases	600/8		
2. Increase (-); Decrease (+) in stocks	609		
B. Services and other goods	61	2.106.775,52	952.924,92
C. Remuneration, social security costs and pensions (note XII, C2)	62	1.294.053,25	1.079.039,56
D. Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets.	630	462.425,72	462.425,74
E. Increase (+) ; Decrease (-) in amounts written off stocks, contracts in progress and trade debtors (note XII, D)	631/4		
F. Increase (+); Decrease (-) in provisions for liabilities and charges (notes XII, C3 and E)	635/7		
G. Other operating charges (note XII, F)	640/8	414,28	783,19
H. Operating charges capitalised as reorganization costs (-)	649		
III. Operating profit (+)	70/64		
Operating loss (-)	64/70	(767 305,22)	(708 207,06)
IV. Financial income	75	785 829,42	1 276 759,54
A. Income from financial fixed assets	750		824.293,17
B. Income from current assets	751	768.742,57	443.526,93
C. Other financial income (note XIII, A)	752/9	17.086,85	8.939,44
V. Financial charges (-)	65	(37 370,05)	(40 198,02)
A. Interest and other debt charges (notes XIII, B and C)	650	20.717,48	27.102,70
B. Increase (+); Decrease (-) in amounts written off current assets other than mentioned under II.E. (note XIII, D)	651		
C. Other financial charges (note XIII, E)	652/9	16.652,57	13.095,32
VI. Profit on ordinary activities before taxes (+)	70/65		528 354,46
Loss on ordinary activities before taxes (-)	65/70	(18 845,85)	

2. INCOME STATEMENT *(continued)*

(presentation in vertical form)

	Codes	Period	Preceding period
VI. Profit on ordinary activities before taxes ......(+)	(70/65)		528 354,46
Loss on ordinary activities before taxes ......(-)	(65/70)	(18 845,85)	
VII. Extraordinary income	76		
A. Adjustments to depreciation of and to other amounts written off intangible and tangible fixed assets	760		
B. Adjustments to amounts written off financial fixed assets	761		
C. Adjustments to provisions for extraordinary liabilities and charges	762		
D. Gain on disposal of fixed assets	763		
E. Other extraordinary income (note XIV, A)	764/9		
VIII. Extraordinary charges ....(-)	66		
A. Extraordinary depreciation of and extraordinary amounts written off formation expenses, intangible and tangible fixed assets	660		
B. Amounts written off financial fixed assets	661		
C. Provisions for extraordinary liabilities and charges (increase +, decrease -)	662		
D. Loss on disposal of fixed assets	663		
E. Other extraordinary charges (note XIV, B)	664/8		
F. Extraordinary charges capitalised as reorganization costs ....(-)	669		
IX. Profits for the period before taxes ....(+)	70/66		528 354,46
Loss for the period before taxes.............(-)	66/70	(18 845,85)	
IXbis. A. Transfer from deferred taxation ....(+)	780		
B. Transfer to deferred taxation ....(-)	680		
X. Income taxes ....(-) (+)	67/77	(5 682,74)	(16 936,19)
A. Income taxes (note XV) ....(-)	670/3	(5 682,74)	(16 941,89)
B. Adjustment of income taxes and write-back of tax provisions	77		5,70
XI. Profit for the period ....(+)	70/67		511 418,27
Loss for the period ....(-)	67/70	(24 528,59)	
XII. Transfer from untaxed reserve ....(+)	789		
Transfer to untaxed reserve ....(-)	689		
XIII. Profit for the period available for appropriation(+)	(70/68)		511 418,27
Loss for the period available for appropriation (-)	(68/70)	(24 528,59)	

APPROPRIATION ACCOUNT

	Codes	Period	Preceding period
A. Profit to be appropriated	70/69	9.463.174,90	9.487.703,49
Loss to be appropriated (-)	69/70		
1. Profit for the period available for appropriation	70/68		511.418,27
Loss for the period available for appropriation (-)	68/70	(24.528,59)	
2. Profit brought forward	790	9.487.703,49	8.976.285,22
Loss brought forward (-)	690		
B. Transfers from capital and reserves	791/2		
1. from capital and share premium account	791		
2. from reserves	792		
C. Transfers to capital and reserves (-)	691/2		
1. to capital and share premium account	691		
2. to legal reserve	6920		
3. to other reserves	6921		
D. Result to be carried forward			
1. Profit to be carried forward (-)	693	(9.463.174,90)	(9.487.703,49)
2. Loss to be carried forward	793		
E. Shareholders' contribution in respect of losses	794		
F. Distribution of profit (-)	694/6		
1. Dividends	694		
2. Directors' emoluments	695		
3. Other allocations	696		

3. NOTES

	Codes	Amounts
I. STATEMENT OF FORMATION EXPENSES (heading 20 of assets)		
Net book value as at the end of the preceding period	8001	908.445,76
Movements during the period :		
. New expenses incurred	8002	
. Depreciation (-)	8003	(462.425,72)
. Other (+) (-)	8004	
Net book value at the end of the period	8005	446 020,04
Detailing : - Expenses of formation or capital increase, loan issue expenses and other formation expenses	200/2	446.020,04
- Reorganization costs	204	

III. STATEMENT OF TANGIBLE FIXED ASSETS
(headings 22/27 of assets)

	Codes	1. Land and buildings (heading 22)	2. Plant,machinery and equipment (heading 23)	3. Furniture and vehicles (heading 24)
a) ACQUISITION COST				
At the end of the preceding period	815	614.987,49		
Movements during the period :				
. Acquisitions, including produced fixed assets	816			
. Sales and disposals (-)	817			
. Transfers from one heading to another (+)(-)	818			
At the end of the period	819	614 987,49		
b) REVALUATION SURPLUSES				
At the end of the preceding period	820			
Movements during the period :				
. Recorded	821			
. Acquisitions from third parties	822			
. Reversals (-)	823			
. Transfers from one heading to another (+)(-)	824			
At the end of the period	825			
c) DEPRECIATION AND AMOUNTS WRITTEN DOWN				
At the end of the preceding period	826			
Movements during the period :				
. Recorded	827			
. Written back as superfluous (-)	828			
. Acquisitions from third parties	829			
. Written down after sales and disposals (-)	830			
. Transfers from one heading to another (+)(-)	831			
At the end of the period	832			
d) NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)	833	614 987,49		

	Codes	4. Leasing and other similar rights (heading 25)	5. Other tangible assets (heading 26)	6. Assets under construction and advance payments (heading 27)
a) ACQUISITION COST				
At the end of the preceding period	815			
Movements during the period :				
. Acquisitions, including produced fixed assets	816			
. Sales and disposals (-)	817			
. Transfers from one heading to another (+)(-)	818			
At the end of the period	819			
b) REVALUATION SURPLUSES				
At the end of the preceding period	820			
Movements during the period :				
. Recorded.	821			
. Acquisitions from third parties	822			
. Reversals (-)	823			
. Transfers from one heading to another (+)(-)	824			
At the end of the period	825			
c) DEPRECIATION AND AMOUNTS WRITTEN DOWN				
At the end of the preceding period	826			
Movements during the period :				
. Recorded	827			
. Written back as superfluous (-)	828			
. Acquisitions from third parties	829			
. Written down after sales and disposals (-)	830			
. Transfers from one heading to another (+)(-)	831			
At the end of the period	832			
d) NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)	833			
Whereof : . land and buildings	250			
. plant, machinery and equipment	251			

IV. STATEMENT OF FINANCIAL FIXED ASSETS (heading 28 of assets)

	Codes	Enterprises 1. affiliated	2. with participation link	3. others
1. Participating interests and shares		*(heading 280)*	*(heading 282)*	*(heading 284)*
a) **ACQUISITION COST**				
At the end of the period	835	*14.813.609,95*	*372.187,34*	
Movements during the period :				
. Acquisitions	836			
. Sales and disposals (-)	837			
. Transfers from one heading to another (+)(-)	838			
At the end of the period	839	*14 813 609,95*	*372 187,34*	
b) **REVALUATION SURPLUSES**				
At the end of the preceding period	840			
Movements during the period :				
. Recorded	841			
. Acquisitions from third parties	842			
. Reversals (-)	843			
. Transfers from one heading to another (+)(-)	844			
At the end of the period	845			
c) **DEPRECIATION AND AMOUNTS WRITTEN DOWN**				
At the end of the preceding period	846			
Movements during the period :				
. Recorded	847			
. Written back as superfluous (-)	848			
. Acquisitions from third parties	849			
. Written down after sales and disposals (-)	850			
. Transfers from one heading to another (+)(-)	851			
At the end of the period	852			
d) **UNCALLED AMOUNTS**				
At the end of the preceding period	853			
Movements during the period (+)(-)	854			
At the end of the period	855			
NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)-(d)	856	*14 813 609,95*	*372 187,34*	
2. Amounts receivable		*(heading 281)*	*(heading 283)*	*(heading 285/8)*
NET BOOK VALUE AT THE END OF THE PRECEDING PERIOD	857			
Movements during the period :				
. Additions	858			
. Reimbursements (-)	859			
. Value adjustment entries (-)	860			
. Reversed value adjustments	861			
. Exchange differences (+)(-)	862			
. Other (+)(-)	863			
NET BOOK VALUE AT THE END OF THE PERIOD	864			
ACCUMULATED AMOUNTS WRITTEN OFF ON AMOUNTS RECEIVABLE AT THE END OF THE PERIOD	865			

V. A. PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER ENTERPRISES

List of both enterprises in which the enterprise holds a participating interest, within the meaning of the Royal Decree of 8th October 1976 (recorded in the heading 280 and 282 of the assets), and other enterprises in which the enterprise holds rights (recorded in the heading 284 and 51/53 of the assets) in the amount of at least 10 % of the capital issued.

NAME, full address of the REGISTERED OFFICE and for an enterprise governed by Belgian law, the V.A.T.- or national number	Rights held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Annual accounts	Currency	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in monetary units)	
PLC ICOS VISION SYSTEMS ESPERANTOLAAN 9 3001 Heverlee, BELGIUM BE 431.049.588 COMMON SHARES	52445	100,00		31/12/2001	EUR	28 082 718	(9 499 587)
GMBH ICOS VISION SYSTEMS BAJUWARENRING 21 82041 OBERHACHING/MUNCHEN, GERMANY COMMON SHARES		100,00		31/12/2001	DEM	478 163	(440 760)
PLC COVAN VISION SYSTEMS VENETIELAAN 32 8530 Harelbeke, BELGIUM BE 453.371.466 COMMON SHARES	250	16,67		30/09/2000	BEF	29 598 644	1 338 195

VI. INVESTMENTS : OTHER INVESTMENTS AND DEPOSITS (heading 51/53 of assets)

	Codes	Period	Preceding period
Shares	51		
Book value increased with the uncalled amount	8681		
Uncalled amount (-)	8682		
Fixed income securities	52	12 000 000,00	12 800 000,00
issued by credit institutions	8684		
Term deposits with credits institutions	53	4 500 000,00	
falling due :			
. less or equal to one month	8686	4 500 000,00	
. between one month and one year	8687		
. over one year	8688		
Other investments not yet shown seperately	8689		

VII. DEFERRED CHARGES AND ACCRUED INCOME

	Period
Analysis of heading 490/1 of assets if the amount is significant.	
ACCRUED INCOME	1 700,00

VIII. STATEMENT OF CAPITAL

	Codes	Amounts	Number of shares
A. CAPITAL			
1. Issued capital (heading 100 of liabilities)			
- At the end of the preceding period	8700	3 659 878,53	xxxxxxxxxxxxxxxxxxxx
- Changes during the period :			
- At the end of the period	8701	3 659 878,53	xxxxxxxxxxxxxxxxxxxx
2. Structure of the capital			
2.1. Different categories of shares			
COMMON SHARES		3 659 878,53	10 507 810
2.2. Registered shares and bearer shares			
Registered	8702	xxxxxxxxxxxxxxxxxxxx	10 507 810
Bearer	8703	xxxxxxxxxxxxxxxxxxxx	

VIII. STATEMENT OF CAPITAL (continued)

	Codes	1. Uncalled capital (heading 101)	2. Called, but unpaid amount
B. UNPAID CAPITAL			
Shareholders having yet to pay up in full			
....		....	....
....		....	....
....		....	....
....		....	....
....		....	....
....		....	....
....		....	....
(continued if need be on page)			
TOTAL	871		

	Codes	1. Amount of capital	2. Number of shares
C. OWN SHARES held by			
- the company itself	872	....	....
- its subsidiaries	873	....	....
D. COMMITMENTS TO ISSUE SHARES			
1. Following the exercising of CONVERSION RIGHTS			
. Amount of outstanding convertible loans	8740	....	
. Amount of capital to be issued	8741	....	
. Maximum number of shares to be issued	8742		....
2. Following the exercising of SUBSCRIPTION RIGHTS			
. Number of outstanding subscription rights	8745		....
. Amount of capital to be issued	8746	....	
. Maximum number of shares to be issued	8747		....
E. AMOUNT OF AUTHORIZED CAPITAL, NOT ISSUED	8751	*1 740 473,06*	

	Codes	1. Number of shares	2. Voting right attached thereto
F. SHARES ISSUED, NOT REPRESENTING CAPITAL	876	....	....
Whereof : - held by the company itself	877	....	
- held by its subsidiaries	878	....	

G. STRUCTURE OF SHAREHOLDINGS OF THE ENTERPRISE AS AT YEAR-END CLOSING DATE, as it appears from the statements received by the enterprise : see page

IX. PROVISIONS FOR OTHER LIABILITIES AND CHARGES

	Period
Analysis of heading 163/5 of liabilities if the amount is material.	
....	....
....	....
....	....
....	....

X. STATEMENT OF AMOUNTS PAYABLE

A. ANALYSIS BY CURRENT PORTIONS OF AMOUNTS INITIALLY PAYABLE AFTER MORE THAN ONE YEAR

	Codes	AMOUNTS PAYABLE CURRENT PORTION		
		1. not more than one year (heading 42)	2. between one and five years (heading 17)	3. over five years (heading 17)
Financial debts	880	42 141,90	126 425,70	
1. Subordinated loans	881			
2. Unsubordinated debentures	882			
3. Leasing and other similar obligations	883			
4. Credit institutions	884	42 141,90	126 425,70	
5. Other loans	885			
Trade debts	886			
1. Suppliers	887			
2. Bills of exchange payable	888			
Advances received on contracts in progress	889			
Other amounts payable	890			
TOTAL	891	42 141,90	126 425,70	

B. AMOUNTS PAYABLE
(headings 17 and 42/48 of liabilities)

	Codes	AMOUNT PAYABLE (OR THE PORTION THEREOF) GUARANTEED B	
		1. Belgian public authorities	2. Real guarantees given or irrevocably promised by the enterprise on its own assets
Financial debts	892		
1. Subordinated loans	893		
2. Unsubordinated debentures	894		
3. Leasing and other similar obligations	895		
4. Credit institutions	896		
5. Other loans	897		
Trade debts	898		
1. Suppliers	899		
2. Bills of exchange payable	900		
Advances received on contracts in progress	901		
Taxes, remuneration and social security	902		
1. Taxes	903	xxxxxxxxxxxxxxxxxxxx	
2. Remuneration and social security	904		
Other amounts payable	905		
TOTAL	906		

C. AMOUNTS PAYABLE FOR TAXES, REMUNERATION AND SOCIAL SECURITY

	Codes	Period
1. **Taxes** (heading 450/3 of the liabilities)		
a) **Expired** taxes payable	9072	
b) Non expired taxes payable	9073	12.839,06
c) Estimated taxes payable	450	
2. **Remuneration and social security** (heading 454/9 of liabilities)		
a) Amounts **due** to National Office of Social Security	9076	
b) Other amounts payable relating to remuneration and social security	9077	[illegible]

XI. ACCRUED CHARGES AND DEFERRED INCOME

	Period
Analysis of the heading 492/3 of liabilities if the amount is material.	
ACCRUED EXPENSES	160.611,13
DEFERRED INCOME	36.848,65

XII. OPERATING RESULTS

A. NET TURNOVER (heading 70)

Broken down by categories of activity and into geographical markets and **given as annexe to the standard form,** insofar a taking account of the manner in which the sale of products and the provision of services falling within the enterprise's ordinary activities are organized, these categories and markets differ substantially one from another.

	Codes	Period	Preceding period
B. OTHER OPERATING INCOME (heading 74)			
Whereof : the total amount of subsidies and compensatory amounts obtained from public authorities	740		
C1. EMPLOYEES RECORDED IN THE PERSONNEL REGISTER			
a) Total number at the closing date	9086	16	23
b) Average number of employees in full-time equivalents	9087	20,5	20,5
c) Number of actual working hours	9088	34.887	34.908
C2. PERSONNEL CHARGES (heading 62)			
a) Remuneration and direct social benefits	620	984.772,09	813.540,52
b) Employers' contribution for social security	621	296.963,68	251.476,45
c) Employers' premium for extra statutory insurance	622		
d) Other personnel charges	623	12.317,48	14.022,59
e) Pensions	624		
C3. PROVISIONS FOR PENSIONS (included in heading 635/7)			
Increase (+); decrease (-)	635		
D. AMOUNTS WRITTEN OFF (heading 631/4)			
1. Stocks and contracts in progress			
. recorded	9110		
. write back (-)	9111		
2. Trade debtors			
. recorded	9112		
. write back (-)	9113		
E. PROVISIONS FOR LIABILITIES AND CHARGES (heading 635/7)			
Increases	9115		
Decreases (-)	9116		
F. OTHER OPERATING CHARGES (heading 640/8)			
Taxes related to operations	640	79,62	75,19
Other charges	641/8	334,66	708,00
G. TEMPORARY PERSONNEL AND PERSONS PLACED AT THE DISPOSAL OF THE ENTERPRISE			
1. Total number at the closing date	9096		
2. Average number of employees in full-time equivalents	9097		
Number of actual working hours	9098		
Charges to the enterprise	617		

XIII. FINANCIAL RESULTS

	Codes	Period	Preceding period
A. OTHER FINANCIAL INCOME (heading 752/9)			
Amount of subsidies granted by public authorities, credited to income for the period			
- capital subsidies	9125		
- interest subsidies	9126		
Detail of other financial income classified under this heading, if material.			
FOREIGN EXCHANGE GAINS		*17.086,83*	*8.939,44*
B. AMOUNTS WRITTEN DOWN LOAN ISSUE EXPENSES AND REIMBURSEMENT PREMIUMS	6501		
C. CAPITALISED INTERESTS	6503		
D. VALUE ADJUSTMENTS TO CURRENT ASSETS (heading 651)			
Entries	6510		
Reversals (-)	6511		
E. OTHER FINANCIAL CHARGES (heading 652/9)			
Amount of the discount borne by the enterprise, as a result of negotiating amounts receivable	653		
PROVISIONS OF A FINANCIAL NATURE :			
. formed	6560		
. used and reversed (-)	6561		
Analysis of other charges included under this heading, if material.			
BANK CHARGES		*899,87*	*854,02*
FOREIGN EXCHANGE LOSSES		*15.718,48*	*12.240,78*

XIV. EXTRAORDINARY RESULTS

	Codes	Period
A. Analysis of OTHER EXTRAORDINARY INCOME (heading 764/9), **if material.**		
B. Analysis of OTHER EXTRAORDINARY CHARGES (heading 664/8), **if material.**		

XV. INCOME TAXES

	Codes	Period
A. ANALYSIS OF HEADING 670/3		
1. Income taxes of the current period :	9134	
a. Taxes and withholding taxes due or paid	9135	*32.246,37*
b. Excess of income tax prepayments and withholding taxes capitalised (-)	9136	(*32.246,37*)
c. Estimated additional charges for income taxes (included in heading 450/3 of liabilities)	9137	
2. Income taxes on previous periods :	9138	*5.682,74*
a. Additional charges for income taxes due or paid	9139	*5.682,74*
b. Additional charges for income taxes (included in heading 450/3 of liabilities) estimated or provided for (included in heading 161 of liabilities)	9140	

XV. INCOME TAXES (continued)

B. IN SO FAR AS TAXES OF THE CURRENT PERIOD ARE MATERIALLY AFFECTED BY DIFFERENCES BETWEEN THE PROFIT BEFORE TAXES as stated in the annual accounts and **THE ESTIMATED TAXABLE PROFIT** the main source for such differences wit special mention of timing differences.

	Period
....	....
....	....
....	....
....	....

C. AN INDICATION OF THE EFFECT OF EXTRAORDINARY RESULTS ON THE AMOUNT OF INCOME TAXES RELATING TO THE CURRENT PERIOD

	Codes	Period
D. STATUS OF DEFERRED TAXES (to the extent that it is important for the purpose of assessing the financial position of the enterprise)		
1. Beneficial deferred taxes	9141	....
- Accumulated tax losses deductible from future taxable profits	9142	....
....		....
....		....
....		....
2. Deferred taxes	9144	....
....		....
....		....
....		....

XVI. OTHER TAXES AND TAXES BORNE BY THIRD PARTIES

	Codes	Period	Preceding period
A. The total amount of value added tax, turnover taxes and special taxes charged during the period :			
1. to the enterprise (deductible)	9145	377.106,83	170.897,03
2. by the enterprise	9146	944.751,66	466.649,50
B. Amounts retained on behalf of third parties for :			
1. payroll withholding taxes	9147	306.169,47	220.483,29
2. withholding taxes on investment income	9148	....	....

XVII. RIGHTS AND COMMITMENTS NOT ACCRUED IN THE BALANCE SHEET

	Codes	Period
Personal guarantees, given or irrevocably promised by the enterprise, as security parties' debts or commitments	9149	....
Whereof :		
. Outstanding bills of exchange endorsed by the enterprise	9150	....
. Bills drawn or guaranteed by the enterprise and other parties' debts	9151	....
. Maximum amount for which other debts or commitments of third parties are guaranteed by the enterprise	9153	....

XVIII. RELATIONSHIPS WITH AFFILIATED ENTERPRISES AND ENTERPRISES LINKED BY PARTICIPATING INTERESTS

	Codes	1. AFFILIATED ENTERPRISES		2. ENTERPRISES LINKED BY PARTICIPATION	
		Period	Preceding period	Period	Preceding period
1. FINANCIAL FIXED ASSETS	925	14 813 609,95	14 813 609,95	372 187,34	372 187,34
investments	926	14 813 609,95	14 813 609,95	372 187,34	372 187,34
amounts receivable :					
subordinated	927				
others	928				
2. AMOUNTS RECEIVABLE	929	1 203 722,01	5 517 920,32	181 000,00	
after one year	930				
within one year	931	1 203 722,01	5 517 920,32	181 000,00	
3. CURRENT INVESTMENTS	932				
shares	933				
amount receivable	934				
4. AMOUNT PAYABLE	935				
after one year	936				
within one year	937				

	Codes	AFFILIATED ENTERPRISES	
		Period	Preceding period
5. - PERSONAL AND REAL GUARANTEES, given or irrevocably promised by the enterprise, as security of debts or commitments of affiliated enterprises	9381		
- PERSONAL AND REAL GUARANTEES, given or irrevocably promised by affiliated enterprises as security for debts or commitments of the enterprise	9391		
6. OTHER SUBSTANTIAL FINANCIAL COMMITMENTS	9401		
7. FINANCIAL RESULTS			
from financial fixed assets	9421		824 293,17
from current assets	9431		
other financial income	9441		
from interest and debts	9461		
other financial charges	9471		
8. GAINS AND LOSSES ON DISPOSAL OF FIXED ASSETS			
realised capital gains	9481		
realised decreased values	9491		

STATEMENT ON CONSOLIDATED ACCOUNTS

A. Information to disclose by every enterprise that is subject to the provision of the Royal Decree of 6th March

The enterprise

- has prepared and published consolidated accounts and a consolidated report pursuant to the Royal Decree of 6th March: ~~YES~~ / NO [1]
- hasn't prepared neither consolidated accounts nor a consolidated report for one out of following reasons:

a. The enterprise and its subsidiaries on consolidated basis exceed not more than one of the limits mentioned in art.9 of the aformentioned Royal Decree : YES / ~~NO~~ [1]

b. The enterprise itself is a subsidiary of an enterprise which does prepare and publish consolidated accounts in which annual accounts of the enterprise are included: ~~YES~~ / NO [1]

If yes :

- Justification of the compliance with all conditions for exemption set out in art. 8 par. 2 and 3 of the aforementioned Royal Decree :

- Name, full address of the registered office and, for an enterprise governed by Belgian Law, the V.A.T. or national Identification number of the parent company preparing and publishing the consolidated accounts required :

B. Information to disclose by the reporting enterprise being a subsidiary or a joint subsidiary

- Name, full address of the registered office and, for an enterprise governed by Belgian Law, the V.A.T.- or national number of the parent company(ies) and the specification whether the parent company(ies) prepare(s) and publish(es) consolidated accounts in which the annual accounts of the enterprise are included [2] :

- If the parent company(ies) is (are) (an) enterprise(s) governed by foreign law disclose where the consolidated accounts can be obtained [2]:

---

1 Delete where not appropriate.

2 Where the accounts of the enterprise are consolidated at different levels, the information should be given for the consolidated aggregate at the highest level on the one hand and the lowest level on the other hand of which the enterprise is a subsidiary and for which consolidated accounts are prepared and published.

4. SOCIAL REPORT

If it is the case, the registration number of the enterprise with the National Office of Social Security (NOSS-number) : -1701872-75

Numbers of joint industrial committees which are competent for the enterprise : 100.00 218.00

I. STATEMENT OF THE PERSONS EMPLOYED

A. EMPLOYEES RECORDED IN THE PERSONNEL REGISTER

1. During the financial period and during the preceding financial period	Codes	1. Full-time (period)	2. Part-time (period)	3. Total (T) or total full-time equivalents (FTE) (period)	4. Total (T) or total full-time equivalents (FTE) (preceding period)
Average number of employees	100	18,8	2,1	20,5 (FTE)	20,5 (FTE)
Number of actual working hours	101	32.051	2.836	34.887 (T)	34.908 (T
Personnel charges	102	1.188.857,73	105.195,52	1.294.053,25 (T)	1.079.039,56 (T
Amount of the benefits in addition to wages	103	xxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxx	(T)	(T

2. As at the closing date of the financial period	Codes	1. Full-time	2. Part-time	3. Total of full-time equivalents
a. Number of employees recorded in the personnel register	105	15	1	15,9
b. By nature of the employment contract				
Contract of unlimited duration	110	15	1	15,9
Contract of limited duration	111			
Contract regarding a specific work	112			
Contract regarding substitution	113			
c. By sex				
Male	120	12		12,0
Female	121	3	1	3,9
d. By professional category				
Management personnel	130			
Employees	134	15	1	15,9
Workers	132			
Other	133			

B. TEMPORARY PERSONNEL AND PERSONS PLACED AT THE DISPOSAL OF THE ENTERPRISE

During the financial period	Codes	1. Temporary personnel	2. Persons placed at the disposal of the enterprise
Average number of personnel employed	150		
Number of actual working hours	151		
Charges to the enterprise	152		

II. LIST OF PERSONNEL MOVEMENTS DURING THE FINANCIAL PERIOD

A. ENTRANTS

	Codes	1. Full-time	2. Part-time	3. Total of full-time equivalents
a. Number of employed persons recorded in the personnel register during the financial period	205	1		1,0
b. By nature of the employment contract				
Contract of unlimited duration	210	1		1,0
Contract of limited duration	211			
Contract regarding a specific work	212			
Contract regarding substitution	213			
c. By sex and level of education				
Male : primary education	220			
secondary education	221			
higher non-university education	222			
university education	223	1		1,0
Female : primary education	230			
secondary education	231			
higher non-university education	232			
university education	233			

B. LEAVERS

	Codes	1. Full-time	2. Part-time	3. Total of full-time equivalents
a. Number of employed persons of which the date of termination of the contracts has been recorded in the personnel register during the financial period	305	6	2	7,4
b. By nature of the employment contract				
Contract of unlimited duration	310	6	2	7,4
Contract of limited duration	311			
Contract regarding a specific work	312			
Contract regarding substitution	313			
c. By sex and level of education				
Male : primary education	320			
secondary education	321			
higher non-university education	322	2		2,0
university education	323	1		1,0
Female : primary education	330			
secondary education	331	2		2,0
higher non-university education	332	1	1	1,8
university education	333		1	0,6
d. By reason of termination of contract				
Pension	340			
Prepension	341			
Dismissal	342	5	2	6,4
Other reason	343	1		1,0
Of which: number of former employees who continued rendering services to the enterprise at least on a part-time basis in the capacity of self-employed person	350			

IVSC

ICOS Vision Systems Corporation NV
Esperantolaan 9
3001 Heverlee

Annual Report from the Board of Directors of IVSC NV to the Annual Meeting of Stockholders to be held on May 14, 2002 for the Fiscal year ended December 31, 2001. (1)

General.

We have the honor to report on the activities of our Company during the fiscal year 2001 and, in concurrence with the law and the by-laws, to submit the annual accounts of the Company for your approval. These annual accounts are prepared according to Belgian GAAP. They cover only the Company and as such differ significantly from the consolidated annual accounts of the group of companies.

Results of the fiscal year 2001.

The fiscal year 2001 ended with a net loss of EUR 24,528.59 compared to a profit of EUR 511,418.27 in the preceding fiscal year. Despite the increase of revenues with approximately 74% to a total amount of EUR 3.1 million, the fiscal year 2001 ended with a small loss. This net loss was caused by the higher level of general and administrative expenses related to the holding activities. In addition, IVSC's subsidiary ICOS Vision Systems NV did not distribute a dividend towards IVSC. In fiscal year 2000, IVSC received a dividend of EUR 824,293.17 from its Belgian subsidiary ICOS Vision Systems NV.

Comments to the Annual Accounts and the course of business.

At the end of the fiscal year, IVSC owns all but one shares of ICOS Vision Systems NV. Mr. Joseph Verjans owns one share. In addition IVSC is owner of all shares of ICOS Vision Systems GmbH (formerly QTEC Industrie-Automation GmbH).

Given the results of ICOS Vision Systems NV and ICOS Vision Systems GmbH, the Board of Directors is of the opinion that no depreciation of the value of the participation in ICOS Vision Systems NV and ICOS Vision Systems GmbH should be recorded.

At the end of the fiscal year, IVSC holds an investment of 16.67% in the capital of COVAN Vision Systems NV for a total amount of EUR 372,187.34. In December 2001, IVSC granted COVAN a loan of EUR 181,000 in order to provide COVAN with sufficient cash to support its growth prospective, in waiting of a planned capital increase during the year 2002.

SCANNER Technologies Corporation in the US has served the Company with a summons and complaint in 2000. The complaint alleges infringement by the Company of issued patents. The Company strongly believes that its technology and products do not infringe any of these patents. This litigation, going further into 2001, has forced the Company to make additional provisions for legal expenses. This

(1) This English version is translated from the original Dutch version and is for information purposes

provision does not influence the results of IVSC, since the expenses are charged back to ICOS Vision Systems NV (the 100% subsidiary of IVSC). It is in fact ICOS Vision Systems NV who has the usage of the products that are under litigation. IVSC only acts as defender of the patents that the entire Group is using.

Profit allocation.

The net loss for the fiscal year 2001 amounts to EUR 24,528.59. After including the net profit brought forward, the Board proposes to the shareholders not to distribute a dividend, conform the dividend policy adopted by the Company at the occasion of its stock exchange introduction.

As a result of this dividend policy, the net profit brought forward to the amount of EUR 9,487,703.49 is being reduced with the net loss of fiscal year 2001, to a profit brought forward of EUR 9,463,174.90 at December 31, 2001.

Research & Development.

IVSC, given its corporate object, is not engaged in research and development.

Change towards EURO.

Following the introduction of the EURO currency within the participating countries of the European Community, IVSC changed in the course of fiscal year 2001 from the BEF towards the EURO as its functional currency. This change had no impact on the operations or the financial reporting of the Company.

Statutory Auditor.

During the fiscal year, our statutory auditor performed additional services related to the consolidation for an amount of EUR 273,210.18.

Discharge

We request by separate vote, to grant discharge to all directors and the statutory auditor for the execution of their respective mandates for the fiscal year ended December 31, 2001.

Heverlee, February 21, 2002

Jos Verjans
Chairman of the Board of Directors

Gust Smeyers
Director

HRL 80817 FORTIS Bank 230-0215820-15 VAT: BE 438.068.826

(1) This English version is translated from the original Dutch version and is for information purposes

KPMG

Bedrijfsrevisoren - Reviseurs d'Entreprises

Burgerlijke vennootschap die de rechtsvorm heeft aangenomen van een coöperatieve vennootschap met beperkte aansprakelijkheid.
Société civile ayant emprunté la forme d'une société coopérative à responsabilité limitée.

Report of the Statutory Auditor (Commissaire/Commissaris) on the statutory accounts submitted to the general shareholders' meeting of Icos Vision Systems Corporation N.V.

Statutory accounts for the year ended December 31, 2001

In accordance with legal and statutory requirements, we are reporting to you on the completion of the mandate, which you have entrusted to us.

We have audited the financial statements as of and for the year ended December 31, 2001 with a balance sheet total of EUR 35.673.703,73 and a loss for the year of EUR 24.528,59. These financial statements have been prepared under the responsibility of the Board of Directors of the Company. In addition we have carried out the specific additional audit procedures required by the Company law.

Unqualified audit opinion on the financial statements

We conducted our audit in accordance with the standards of the "Institut des Reviseurs d'Entreprises-Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to financial statements in Belgium.

In accordance with these standards we have considered the Company's administrative and accounting organisation as well as its internal control procedures. The Company's management have provided us with all explanations and information, which we required for our audit. We examined, on a test basis, evidence supporting the amounts in the financial statements. We assessed the accounting policies used and significant accounting estimates made by the Company, as well as the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the prevailing legal and regulatory requirements, the financial statements present fairly the Company's net worth and financial position as of December 31, 2001 and the results of its operations for the year then ended and the disclosures made in the notes to the financial statements are adequate.

Bourgetlaan -
Avenue du Bourget 40
1130 Brussel - Bruxelles
België - Belgique
Tel.: + 32 2 708 43 00
Fax: + 32 2 708 43 99

Kortrijksesteenweg 22-28
9000 Gent
België - Belgique
Tel.: + 32 9 241 88 00
Fax: + 32 9 241 88 99

rue Van Opré 76
5100 Jambes
Belgique
Tel.: + 32 81 32 69 80
Fax: + 32 81 32 69 98

Spoorweglaan 3
2610 Antwerpen (Wilrijk)
België - Belgique

Ilgatlaan 7
3500 Hasselt
België - Belgique

De lijst van de vennoten kan in de zetels geraadpleegd worden. La liste

RBV-RSC:
Antwerpen 94

Additional assertions

As required by generally accepted auditing standards the following additional assertions are provided. These assertions do not alter our audit opinion on the financial statements.

- The directors' report contains the information required by law and is consistent with the financial statements.
- The appropriation of results proposed to the general meeting complies with the legal and statutory provisions.
- There are no transactions undertaken or decisions taken in violation of the Company's statutes or Company Law, which we have to report to you.
- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained and the financial statements have been prepared in accordance with the applicable Belgian legal and regulatory requirements.

Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren - Reviseurs d'Entreprises
Statutory Auditor
represented by

P.P. Berger

Heverlee, February 21, 2002

ICOS Vision Systems Corporation NV
Esperantolaan 9
3001 Heverlee
Trade Registry Leuven No. 80.817

SPECIAL REPORT OF THE BOARD OF DIRECTORS PURSUANT TO ARTIKEL 604 OF THE BELGIAN COMPANY CODE

The board of directors (the "Board") requests the shareholders of Icos Vision Systems Corporation NV (the "Company") to be authorized to increase the Company's capital in one or more times (the "authorized capital") by way of a contribution in kind or in cash or by way of conversion of reserves, including profits brought forward, share premium and revaluation reserves, both for general purposes, such as financing investment opportunities or fund raising, and for purposes of setting up one or more stock option plans for the benefit of members of the personnel of the Company or its subsidiaries, or other persons.

The Board also requests the shareholders to be authorized, at the occasion of increasing the capital pursuant to the authorized capital, to limit or cancel the preferential subscription right of the existing shareholders, whether or not for the benefit of one or more certain persons, whether or not employees of the Company or its subsidiaries.

1. Specific circumstances in which and purposes for which the authorized capital can be applied

a. General

The authorized capital serves certain general purposes. It should allow the Board to respond swiftly to opportunities that require a quick and flexible approach.

The Board may apply this general authorization in the following circumstances:

(i) in the event of take-over opportunities, e.g. as a compensation of the contribution in kind of the shares of the target company;
(ii) as a compensation of the contribution of technology or of any other contribution in kind;
(iii) to reinforce the capital of the Company;
(iv) to increase the net assets of the Company, e.g. by placing shares of the Company with one or more investors;
(v) to attract funding, e.g. by issuing convertible loans, warrants or a combination of both kind of securities;
(vi) for the issue of stock dividends.

This English version is translated from the original dutch version and is for information purposes only.

The Board takes into account that the authorized capital cannot be applied for (i) capital increases by way of a contribution in kind if such capital increase is exclusively reserved for a shareholder of the Company holding securities of the Company to which more than 10% of the voting rights are attached; (ii) an issue of shares without par value at an issue price that is lower than the fractional value of the existing shares of the same category; or (iii) an issue of warrants that is mainly reserved for one or more certain persons other than members of the personnel of the Company or one or more of its subsidiaries.

b. Stock option plans

In order to allow the Company and its subsidiaries to attract and to retain highly qualified personnel, the Board is of the opinion that it is important for the Company to have the appropriate tools to install attractive and stimulating stock option plans for its personnel and the personnel of its subsidiaries.

The word personnel in the previous sentence means all persons of which can be expected that by their personal dedication they will contribute substantially to the success of the Company or its subsidiaries, and does not only comprise persons working under the authority of the Company or its subsidiaries, but also includes directors and consultants of the Company or its subsidiaries.

Nevertheless, the issue must in any event mainly be reserved for 'members of the personnel' within the meaning of the (Belgian) law.

2. Terms of the authorized capital

Therefore, the Board requests to be granted the renewable authorization to increase the capital of the Company in one or more times with a maximum of three million six hundred fifty-nine thousand eight hundred seventy-eight euro and fifty-three cents (3,659,878.53 EUR) (the issue premium, if any, not included) by way of a contribution in kind or in cash or by way of conversion of reserves, including profits brought forward, share premium and revaluation reserves.

The issue premiums, if any, will be booked on an unavailable account that will, in the same manner as the capital, constitute a guarantee for third parties and can not be decreased or cancelled except upon a decision by the shareholders' meeting, deliberating in accordance with the requirements for the decrease of the capital.

The Board requests to also be authorized to, at the occasion of such capital increases, limit or cancel the preferential subscription right of the existing shareholders, whether or not for the benefit of one or more certain persons, whether or not employees of the Company or its subsidiaries, if such is in the interest of the Company.

The Board requests to be granted with respect to the authorized capital the power to issue shares, convertible loans or warrants or to grant options in accordance with the applicable laws. The issue terms of the shares, respectively the issue and exercise terms of the convertible loans, warrants or options that are issued or granted pursuant to such power, will be determined by the Board. With respect to the issue of warrants or the granting of options, the Board will be allowed to demand a non-refundable price for the acquisition of the warrants or options.

The Board points out that, in the event the shares, convertible loans, warrants or options are issued with cancellation of the preferential subscription rights of the shareholders for the benefit of one or more certain persons other than members of the personnel of the Company or its subsidiaries, the issue rate, respectively the issue price must at least be equal to the net asset value of the shares, as determined by the auditor or, in case the shares are traded on a regulated market, the average price at which the shares were traded in the thirty day period prior to the issue.

Finally, the Board proposes that it would be granted such power for a period of five years as of the date of publication of the amendment of the Articles of Association in the annexes of the Belgian Official Journal ("*het Belgisch Staatsblad*") and that in the event of the issue of convertible loans, warrants or options, once such securities have validly been issued pursuant to the decision of the Board, they would entitle the holder thereof to subscribe for a capital increase of the Company until the end of their exercise period.

Heverlee, February 21, 2002

For the Board of Directors,

Joseph Verjans,
Chairman of the Board

EXHIBIT 2

annual report

Riding the waves of time



ICOS Vision Systems Corporation N.V.

ICOS



Financial highlights

Years ended December 31, (In thousands, except Earnings per Share)

	1996	1997	1998	1999	2000	2001
Operating results:						
Net Revenues	$ 29,790	$ 34,641	$ 35,243	$ 48,331	$ 97,574	$ 23,896
Income (loss) from Operations	4,885	6,758	1,775	7,466	31,108	(12,029)
Net Income (loss)	3,192	4,884	(104)	5,491	20,610	(7,671)
Basic and Diluted Earnings per Share	$ 0.48	$ 0.63	$ (0.01)	$ 0.52	$ 1.96	$ (0.73)
Weighted Average Shares Outstanding	6,654	7,725	10,450	10,508	10,508	10,508
Balance sheet data:						
Cash and Cash Equivalents	$ 2,784	$ 20,300	$ 17,955	$ 13,422	$ 20,844	$ 18,411
Working Capital	6,877	26,414	28,968	31,379	50,119	34,469
Total Assets	16,887	38,003	44,281	48,760	76,242	52,934
Short-term Debt	681	348	1,192	248	226	113
Long-term Debt	3,341	2,472	1,181	785	502	345
Stockholders' Equity	7,177	28,621	35,315	36,667	55,470	46,042

Net Revenues ($ millions)


100
80
60
40
20
0
1996 1997 1998 1999 2000 2001

Net Income (loss) ($ millions)


20
15
10
5
0
-5
-10
1996 1997 1998 1999 2000 2001

Earnings per Share ($)


2.00
1.50
1.00
0.50
0
-0.50
-1.00
1996 1997 1998 1999 2000 2001

To our shareholders

What a difference a year makes. After a banner 2000, during which ICOS broke records in revenue and income, we experienced in 2001 the worst downturn in the history of ICOS' primary market, the back-end semiconductor industry. The market started to soften during the last quarter of 2000, only to decline precipitously during the first three quarters of 2001. In the fourth quarter, we did begin to see signs of recovery and revenues began to trend upwards.

Likewise, ICOS' financial performance was negatively impacted during 2001 by weak market conditions in the semiconductor back-end industry. Revenues decreased from $12.45 million in the first quarter to a low of $1.95 million in the third quarter, then rebounded to $3.29 million in the fourth quarter.

Sales in Europe accounted for 37% of total revenues. Southeast Asia followed with 34%, Japan with 21%, and the United States with 8%. In terms of product lines, our Inspection Machines business clearly dominated our results again this year. Inspection Machines represented 51% of total revenues, while System Level products and Board Level products accounted for 34% and 15% of total revenues, respectively.

ICOS has weathered several semiconductor cycles before, such as the Asian crisis in '98 and the DRAM crisis in '96. To thrive in a highly cyclical industry ICOS developed a business model with low fixed costs and a highly flexible production system, using a network of quality partners, supported by a strong balance sheet. These features are designed to enable ICOS to maintain its competitive strengths during market cycles, expanding market share during market upswings, and maintaining operating profitability during down cycles.

Although the fundamentals of this business model remained sound, fiscal 2000 and 2001 were dramatically different from previous cycles. The seemingly unlimited growth in 2000 when the semiconductor equipment industry revenues grew 84% quickly turned into the worst decline in the history of the semiconductor equipment market, declining 37%. As a result, for the first time in over 10 years, ICOS reported an operating loss and, for the first time in our history, we made the difficult decision to reduce headcount. In addition, we cut back on all discretionary spending. We ended the year with 152 full-time employees, down from 200 at the beginning of the year, and with operating expenses for the year 21% lower than 2000 levels. Because of our low fixed-cost manufacturing model, we were able to sustain gross margins during the year. Nevertheless, for 2001, we reported an operating loss of $12.03 million, which included restructuring charges of $5.84 million, and a net loss of $7.67 million, or $0.73 per share. We ended the year with a cash balance of $18.4 million, virtually no long-term debt and a significantly lower cash burn rate.

We do want to thank all our employees who worked with us through these restructurings in a constructive and responsible way. No matter how painful such an exercise is, we are proud of our employees' solidarity and dedication.

In formulating these cost reduction plans, we were careful to preserve key research and development projects and to continue providing superior support to our customers. As a result, we continued to introduce new products, notably a Flex Tape Inspection and a Bumped Wafer Inspection system. These products address additional market niches adjacent to the semiconductor back-end industry. For these products, ICOS is using similar technology building blocks that it used for its previous product lines. Additionally, first-time customers generated over 12% of the 2001 revenues compared to approximately 8% of revenues in 2000. These new customers include semiconductor manufacturers and subcontractors and also new entrants into specialty niches, who are interested in specific features of our Component Inspectors.

Shortly after the end of 2001, we announced a change in senior management. Jos Verjans retired after 18 years as President and Chief Executive Officer, and continues to serve the company as Chairman of the Board; Anton De Proft assumed his responsibilities as President and Chief Executive Officer effective April 1. This management transition was well prepared and has gone very smoothly. We have worked together as a team for 14 years. We share the same fundamental values and envision the same business model, leading the company towards growth and international expansion.

Finally, a special thanks goes to our loyal and talented team members for their hard work and their contributions to ICOS' past and future achievements. We also want to thank our shareholders for supporting us during the difficult year 2001 and for sharing our plans for a bright future for ICOS. Looking ahead, we are committed to emerging from the current downturn as a stronger company, one that continues to deliver superior product and service to its customers.

Jos Verjans

Chairman of the Board

Anton De Proft

President and C.E.O.





Breaking the waves

A BUSINESS MODEL ADAPTED TO THE WAVES OF THE SEMICONDUCTOR INDUSTRY

The semiconductor industry is a growth industry albeit a cyclical growth industry. The curve is going upward, but not in a straight line. Since 1979, the market for chips and chip manufacturing equipment has grown at an average of 17% due to the increasing digitalization of our society.

While we had a dramatic peak in 2000, the year 2001 brought the worst industry downturn ever. The combination of a major slowdown in the global economy and over capacity built up during the previous peak caused a serious cutback in chip production and consequently in chip production equipment spending.

Being active in such a cyclical industry requires a strong business model to get the maximum benefit out of the expanding markets and minimize losses during the downturns.

ICOS' business model is aimed at optimizing flexibility and responding immediately to both up- and downturns in the semiconductor industry. In a cyclical industry, it is very important to keep an eye on the fixed cost structure. We have to make sure not to spend too much during down cycles and yet be able to maintain a solid cash position for immediate action when the market recovers.

ICOS' focus is on research and development of the latest inspection methods and machines. Both our stand-alone Inspection Machines and OEM Inspection Systems are developed and tested in-house, but by outsourcing our production to subcontractors we are very strong and flexible in responding to sudden changes in demand for ICOS equipment at minimal cost. This results in a rapid expansion of production during upturns and a growing market share. But also during downturns, this outsourcing allows us to keep our fixed costs at a low level.

The result of this cost-conscious approach is a very healthy cash position. At the end of 2001 ICOS had $18.4 million on its bank accounts.




ACCUMULATED EVOLUTION IN REVENUES, EXPENSES AND CASH RESERVE
Revenues
Expenses
Cash reserve
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
1996
1997
1998
1999
2000
2001
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

Sailing the seven seas

Sailing the seven seas

A WORLDWIDE NETWORK OF SATISFIED CUSTOMERS

To optimize customer contacts and add customer value, ICOS has a presence in the four major geographic areas in the semiconductor industry.

Through our strategically located network of local offices, distributors, ex-pat engineers and product specialists, we are able to give immediate technical and commercial assistance worldwide.

With branch offices in the USA, Hong Kong, Japan and Singapore, which are in constant contact with headquarters in Belgium, ICOS manages local markets with a mixed staff of both locals, familiar with customers' specific needs, and ex-pat engineers. This network is further supported by regional high-level ICOS engineers, who practically live next door to the customers, supporting them with any technical issue they should have. These engineers are located in Japan, Hong Kong, Malaysia, Korea, Taiwan and the Philippines.

Besides its own worldwide representation, ICOS has also carefully selected a high quality distributor network assisting headquarters and the branches primarily with sales and technical support of the ICOS stand-alone product group.

Thus ICOS ensures that it is a long-term reliable partner for its customers. We want to help them maintain their competitive advantage by offering them the best technology and best service both before and after a sale. Starting with the design stage, we work together with the customers and always keep a close eye on market requirements. Through our worldwide representation, we have a tradition of in-depth technical communication with customers, which enables us to keep our research efforts in tune with market needs.

We are strengthened in our beliefs to continue supporting and elaborating our solid network by the annual VLSI Research Inc Customer Satisfaction Survey. For the third consecutive year, this Survey ranked ICOS among the 10 BEST suppliers for Assembly and Specialty Equipment. With a second place for 2001, ICOS has achieved its highest rating in three years with 8.45 on a ten point scale. ICOS is the only package inspection company in the 2001 10 BEST. VLSI Research Inc, located in Silicon Valley, is a market research company covering chip making equipment markets. By means of detailed questionnaires, worldwide semiconductor equipment customers rank their suppliers among 13 categories that encapsulate a supplier's relationship with its customers. These 13 categories include seven measures of equipment performance and six measures of customer service.




annual report 2001

Riding the waves of time



20 Years of ICOS technology

In 2002 ICOS will celebrate its 20th anniversary. It makes us very proud to have been around for so many years. It proves that we have chosen the right direction and it motivates us to continue on the same path.

ICOS was founded in 1982 as a spin-off from the K.U. Leuven Image Processing Laboratory, with Professor Dr. Ir. Oosterlinck, now the University Rector, as the driving force. Professor Oosterlinck is still an active member of ICOS' Board of Directors.

Between 1982 and 1985, ICOS was a typical technical spin-off: a very interesting product that had arisen from a university prototype, without a clearly defined market approach. This meant that one moment the company was involved with a sorting system for avocados and the next with the visual inspection of telephone exchanges.

Riding the waves of time

After 1985, ICOS decided to concentrate entirely on the semiconductor and electronics markets. This was the start of a period of fast growth.

This niche strategy led to its first OEM contracts, some of which are still in force today. In 1986, we opened our American subsidiary, ICOS Inc.
Asia followed shortly afterwards. In 1989, the first sales in Japan were recorded. Two years after the first sales in Japan, the Japanese subsidiary opened. By 1997, Japan accounted for almost 30% of ICOS' revenue.

The success story continued with the breakthrough in the Southeast Asian market in 1994. A branch was opened in Hong Kong in 1995, followed by the Singapore branch in 1996.



Since 1982, ICOS has brought several important innovations onto the market: a true grayscale vision system for IC placement in 1987, and several of the world's first highly accurate inspection systems for integration with IC manufacturing machines.

In 1997, ICOS went public on the NASDAQ stock market, followed in 1998 by a dual listing on the European technology stock market, EASDAQ, now NASDAQ Europe.

In 1998, ICOS acquired Qtec, a German leader in IC inspection equipment for very specific stages in the IC production process. Today ICOS GmbH, the former Qtec, serves as an R&D department.

In 1999, 2000 and 2001 ICOS received the VLSI Research 10 BEST Award, a confirmation of our customers' appreciation of the ICOS' worldwide sales and support.

As stated earlier, 2001 brought one of the worst downturns in semiconductor history. But it was not the first downturn and it will certainly not be the last. Our proven business model has helped us surf the waves of the semiconductor equipment market for the past 20 years now. The success of this model gives us confidence that we have found the right strategy, one that will allow us to return even stronger after each downturn.

A high tech product offer as solid navigation tool

Making our technology profitable for every customer

ICOS innovates and sells Inspection Machines for use by semiconductor manufacturers and equipment manufacturers. ICOS' range of products consists of both in-line Inspection Systems and stand-alone Inspection Machines.

The in-line Vision or Inspection Systems are small, fast and accurate modules, specially designed for easy integration in product lines and other chip manufacturing equipment.

The stand-alone Machines are used for inspection of finished ICs, bumped wafers or TCPs.

The Component Inspector stand-alone Machines are used for a final outgoing inspection, right before the components are shipped to be used in all kinds of electronic applications.

In-line ICOS inspection products



ICOS' Vision Board



Lead Inspection Modules (LIMs)



OneCam 3D STEREO Module



Module for inspecting leadless devices

Stand-alone inspection machines



CI-8X50



FTI1200



BWI-2300

Some examples of possible defects inspected by ICOS' vision systems



Ball/bump presence



Dirt on pad



Foot angle



Lead coplanarity


5MKT1
74

Surface inspection



Ball/bump quality

ICOS' systems and machines are capable of inspecting all types of semiconductors



Gull wing components



J-lead components



BGA components



Leadless components



Bumped wafers



Tape carrier packages

These Component Inspectors are high-speed, semi- or fully automatic Inspection Machines that can perform inspection on all types of components or ICs.

The ICOS Tape Carrier Package (TCP) Inspection Machine is also a stand-alone machine, but for tape inspection and tape carrier package inspection.

TCPs are typically used in small and flexible applications like laptop screens, mobile phones, etc.

ICOS also offers a stand-alone machine for inspection of bumped wafers. These wafers or silicon plates filled with ICs need to be inspected before each die is cut out of the wafer and further processed. ICOS Bumped Wafer Inspection (BWI) performs a fully automatic and high-speed 3D inspection and a surface inspection of such wafers.



Stormy waters ... but clearing

Stormy waters ... but clearing



New product introductions

Over the course of 2001, ICOS expanded its product offering with several new, state of the art, innovative inspection solutions.
Chip design is changing constantly. Adapting to these new chip designs is one of ICOS' major concerns. That's why we think along with the customer and keep a close eye on market requirements.

The first new introduction in 2001 was the new ICOS Vision Board at SEMICON Singapore in May. This board is the heart of all our Inspection Machines. Gradually both our in-line and stand-alone

Inspection Solutions were or will be upgraded with the new Vision Board. From now on ICOS6000 is the new brand name for the enhanced System Level OEM product line.

OneCam 3D STEREO was the second innovation in 2001. It was introduced at SEMICON West in California in July. This in-line ICOS6000 OEM inspection module performs 3D inspection of BGA, CSP, Gull Wing and J-Lead devices.
The new module incorporates several hardware changes compared to the previous 3D STEREO version. Only one camera is needed for 3D inspection, which significantly reduces the size of the module and makes it one of the most compact modules on the market.



A newly designed camera revolver head containing different lenses, allows for a wide range of component sizes that can be inspected without requiring any hardware lens changeover.

These features make the ICOS OneCam 3D STEREO another leading edge product that we expect will help us expand our market share.

At SEMICON Taiwan, in September, ICOS introduced its Bumped Wafer Inspector, a stand-alone high speed Inspection Machine, designed to provide inspection solutions for chips, fabricated directly from the wafer. Instead of packaging the dies, bumps are placed directly on the die, the dies are cut out and used in electronic applications.

These bumped wafers are becoming more and more popular. By introducing its Bumped Wafer Inspector, ICOS ensures that it is ready for this emerging market.

We also introduced the stand-alone FTI1200 Inspection Machine, a machine specifically designed to comply with quality inspection requirements for Tape Carrier Package components.

Along with the introduction of the new ICOS6000 Vision Board, the OneCam 3D STEREO Module, the BWI Machine and further improvements to our Component Inspector products give ICOS an even greater head start when the market recovers.



BOARD OF DIRECTORS

Jos Verjans
: *Chairman of the Board*

Gust Smeyers
: Vice President of Research and Development and Director

André Oosterlinck
: Director

Exeter International N.V., represented by Paul de Vrée
: Director

Fred Chaffart
: Director

OFFICERS

Anton De Proft
: President and Chief Executive Officer

Gust Smeyers
: Vice President of Research and Development and Director

Guido Vervoort
: Vice President of Operations

Koen Gutscoven
: Vice President of Marketing and Sales

Seiichi Kohnoike
: General Manager of ICOS Vision Systems Ltd.

Robin Kam
: General Manager of ICOS Vision Systems NV, Singapore Branch Office

Masoud (Max) Mirgoli
: General Manager of ICOS Vision Systems, Inc.

John Zabolitzky
: General Manager of ICOS Vision Systems GmbH

Stephanus Wansleben
: General Manager of ICOS Vision Systems GmbH

CORPORATE HEADQUARTERS

ICOS Vision Systems Corporation N.V.,
Research Park Haasrode, Zone 1,
Esperantolaan 9,
3001 Heverlee,
Belgium.

STOCK EXCHANGE LISTING

The Company's Common Stock is traded on the Nasdaq National Market and on Nasdaq Europe, under the symbol 'IVIS'.

ADDITIONAL INFORMATION

Copies of the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, will be available on request by contacting:

Investor Relations
ICOS Vision Systems Corporation N.V.
Belgium
www.icos.be

Financial Information
ICOS Vision Systems Corporation N.V.
Mr. Dominique Vercammen,
Finance Manager
Belgium

TRANSFER AGENT

Information concerning lost stock certificates, change of address, account status, or other questions regarding your stock in ICOS Vision Systems Corporation N.V. should be directed to the Company's transfer agent:

Mellon Investor Services, L.L.C.
85 Challenger Road
Ridgefield Park, N.J. 07660
www.melloninvestor.com

INDEPENDENT AUDITOR

KPMG Bedrijfsrevisoren,
Brussels, Belgium.

LEGAL COUNSELS

Brown, Rudnick, Berlack Israels LLP
Boston, Massachusetts, USA

Eubelius
Brussels, Belgium.

ANNUAL MEETING

The annual meeting of shareholders of ICOS Vision Systems Corporation N.V. will be held:
Tuesday, May 14, 2002 at 11:00 am
Esperantolaan 9,
3001 Heverlee,
Belgium.

STOCK PRICE INFORMATION

The following table shows the reported quarterly high and low sales prices per share of the Company's common stock for the period of January 1, 2000, until December 31, 2001 as reported by the Nasdaq and Nasdaq Europe stock markets.

	NASDAQ		NASDAQ EUROPE	
Fiscal year ended December 31, 2001	Highest	Lowest	Highest	Lowest
Quarter 1 - 2001	[illegible]	$ 9.56	[illegible]	$10.00
Quarter 2 - 2001	[illegible]	$ 7.26	[illegible]	[illegible]
Quarter 3 - 2001	$10.75	$ 5.93	[illegible]	$5.90
Quarter 4 - 2001	[illegible]	$ 4.24	[illegible]	$3.50
Fiscal year ended December 31, 2000	Highest	Lowest	Highest	Lowest
Quarter 1 - 2000	[illegible]	$22.25	[illegible]	$22.70
Quarter 2 - 2000	[illegible]	$26.25	[illegible]	$26.75
Quarter 3 - 2000	[illegible]	$28.12	[illegible]	$29.87
Quarter 4 - 2000	[illegible]	$13.50	[illegible]	$13.62

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this annual report, including those contained in the Letter to Shareholders, constitute forward looking statements, including statements about the Company's plans, objectives, expectations and intentions. The cautionary statement made in this note should be read as being applicable to all related forward-looking statements wherever they appear in this report. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the Company's dependence on the cyclical semiconductor and electronic assembly industries, possible quarterly fluctuations in operating results, risk associated with development of new products, rapid technological change, the early stage of market development of certain applications of the Company's products, the Company's reliance on OEM Customers and the lengthy sales cycles of those customers, dependence on limited sources of supply for certain components, dependence upon outside contractors, customer concentration, proprietary technology and intellectual property risks, competition, risks associated with management of growth and possible future acquisitions, the ability of the Company to attract and retain key personnel, risks associated with multinational operations and currency exchange rate fluctuations, and other factors set forth from time to time in the Company's filings with the U.S. Securities and Exchange Commission.




220
200
160
140
120
100
50

ICOS OFFICES EUROPE

ICOS Vision Systems Corporation N.V.
Holding Company

N.V. ICOS Vision Systems
Headquarters
Research Park Haasrode, Zone 1
Esperantolaan 9
3001 Heverlee
Belgium
tel. (+32) 16.39.82.20
fax (+32) 16.40.00.67

ICOS Vision Systems GmbH
(former Qtec)
Bajuwarenring 21
82041 Oberhaching/Munich
Germany
tel. (+49) 89.613.75.90
fax (+49) 89.625.28.25

DISTRIBUTORS EUROPE

- AK Elektronik, Germany
- PTS Ltd., UK
- Technology Marketing AB, Sweden

ICOS OFFICES US

ICOS Vision Systems Inc.
2000 Wyatt Drive Suite 13
Santa Clara CA 95054
tel. (+1) 408.567.95.11
fax (+1) 408.567.95.12

DISTRIBUTORS US

- Ixxi, CA
- RMR Electronics, MA
- Semiquip Inc., FL
- TNT Electronics, TX

ICOS OFFICES ASIA

ICOS Vision Systems Ltd.
13F, Yokohama Nishiguchi, KN Bldg.,
2-8-4 Kitasaiwai
Nishi-Ku, Yokohama, 220-0004
Japan
tel. (+81) 45.316.01.23
fax (+81) 45.316.01.43

N.V. ICOS Vision Systems
Hong Kong Branch Office
4F, Kras Asia Ind. Building
79, Hung To Road
Kowloon, Hong Kong
tel. (+852) 2793.13.39
fax (+852) 2950.91.57

N.V. ICOS Vision Systems
Singapore Branch Office
Tech Place II
Block 5002 # 02-12
Ang Mo Kio Avenue 5
Singapore 569871
tel. (+65) 6484.54.10
fax (+65) 6484.54.13

DISTRIBUTORS ASIA

- Aim-High, Korea
- Hauman Enterprises Co., Ltd., Taiwan
- Hauman International Trading (Shanghai) Ltd., China
- Marubun Corporation, Japan
- PTS Progressive Engineering Co., Ltd., Thailand
- Semateq Inc., Philippines
- Semis Technology Sdn. Bhd, Malaysia
- Teltec Pacific, Hong Kong

ICOS

www.icos.be

BBC Communication • 4264 • 04/2002